   As filed with the Securities and Exchange Commission on September 27, 2000

                                                        Registration No. 0-30781

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 MANGOSOFT, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                    Nevada                                     87-0543565
-----------------------------------------------------   -----------------------
(State or other jurisdiction of incorporation or            (I.R.S. Employer
                organization)                              Identification No.)

1500 West Park Drive, Suite 190, Westborough, MA                  01581
-----------------------------------------------------   -----------------------
    (Address of principal executive offices)                    (Zip Code)


Issuer's telephone number       (508) 871-7397
                             -------------------------

Securities to be registered pursuant to Section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered

            None                                         None
   ----------------------------------  -----------------------------------------

   ----------------------------------  -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, par value $.001 per share
             -----------------------------------------------------
                                (Title of class)

                                 MANGOSOFT, INC.

                               INDEX TO FORM 10-SB

                                                                                              PAGE
INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.         Description of Business.......................................................  1
Item 2.         Management's Discussion and Analysis..........................................  7
Item 3.         Description of Property....................................................... 12
Item 4.         Security Ownership of Certain Beneficial Owners and Management................ 12
Item 5.         Directors and Executive Officers, Promoters and Control Persons............... 14
Item 6.         Executive Compensation........................................................ 16
Item 7.         Certain Relationships and Related Transactions................................ 18
Item 8.         Description of Securities..................................................... 19


PART II

Item 1.         Market Price of and Dividends on the Registrant's Common Equity and
                     Related Stockholder Matters.............................................. 20
Item 2.         Legal Proceedings............................................................. 21
Item 3.         Changes in and Disagreements with Accountants................................. 21
Item 4.         Recent Sales of Unregistered Securities....................................... 22
Item 5.         Indemnification of Officers and Directors..................................... 23

PART F/S

Independent Auditors' Report.................................................................. 25
Consolidated Statements of Operations for the Years Ended December 31, 1999
    and 1998 and Cumulative for the Period from June 15, 1995
    (Inception) To December 31, 1999.......................................................... 26
Consolidated Balance Sheets as of December 31, 1999 and 1998.................................. 27
Consolidated Statements of Stockholders' Equity (Deficiency) for the Years
    Ended December 31, 1999 and 1998 and Cumulative for the Period
    From June 15, 1995 (Inception) to December 31, 1999....................................... 28
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999
    and 1998 and Cumulative for the Period From June 15, 1995
    (Inception) to December 31, 1999.......................................................... 29
Notes to Consolidated  Financial Statements................................................... 30
Unaudited Condensed Consolidated Statements of Operations for the Three Months
    Ended March 31, 2000 and 1999 and Cumulative for the Period from June 15, 1995
    (Inception) to March 31, 2000............................................................. 41
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2000 and
    December 31, 1999......................................................................... 42

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended
                March 31, 2000 and 1999 and Cumulative for the
                Period from June 15, 1995 (Inception) to March 31, 2000....................... 43
Notes to Unaudited Condensed Consolidated Financial Statements................................ 44


PART III

Items 1 and 2.  Exhibits...................................................................... 48


SIGNATURE..................................................................................... 50


EXHIBIT INDEX  ............................................................................... 51

                                 MANGOSOFT, INC.

                                   FORM 10-SB

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.         DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

                MangoSoft, Inc., a Nevada corporation (the "Company" or the "Registrant"), was incorporated on May 17, 1995 as First American Clock Co. First American Clock registered a public offering of 187,800 shares of its common stock (as adjusted for stock splits) on Form SB-2, Commission File No. 33-93994, which became effective on October 25, 1995, raising gross proceeds of $54,150. The Company used the net proceeds from that offering to acquire antique clocks for resale. The Company did not generate any significant revenues from its operations and ceased such operations at the end of 1998. However, First American Clock continued to file periodic reports with the Securities and Exchange Commission (the "Commission").

                Pursuant to an Agreement and Plan of Merger by and among MangoSoft Corporation, MangoMerger Corp. and First American Clock Co., dated August 27, 1999 (the "Merger Agreement"), MangoSoft Corporation, a Delaware software development company, merged with MangoMerger Corp., a wholly-owned subsidiary of First American Clock, which changed its name to MangoSoft, Inc., so that MangoSoft Corporation became the wholly-owned operating subsidiary of MangoSoft, Inc., the Registrant (such transactions collectively referred to as the "Merger").

                Pursuant to the terms of the Merger Agreement, all of the outstanding capital stock of MangoSoft Corporation was converted into common stock of the Company, par value $.001 per share (the "Common Stock"), in accordance with the conversion rates specified in the Merger Agreement. In connection with the Merger, the Company issued 15,008,998 shares of Common Stock to security holders and certain debt holders of MangoSoft Corporation. As part of the Merger, the Company completed a private placement of 3,000,000 shares of Common Stock for net proceeds of approximately $3,098,827. The Company also issued 300,000 shares of Common Stock to the placement agent in respect of such private placement. Because First American Clock was a non-operating entity and the closing of such private placement was contingent upon the closing of the Merger, the Merger was accounted for as a capital transaction and treated as a reverse acquisition, so that MangoSoft Corporation was deemed to have acquired First American Clock. Accordingly, unless otherwise specified, historical references to the operations of the Company are references to the operations of MangoSoft Corporation.

BUSINESS OF THE REGISTRANT

                Overview. The Company develops, markets and supports computer software solutions to address the networking needs of small and large businesses. The Company leveraged its patented technology known as "Pooling" to develop its suite of software solutions. Pooling is a clustered caching technology that utilizes the network and resources of client personal computers ("PCs") and workstations to deliver easy-to-use advanced software services normally associated with servers.

The Company's products enhance the performance of PC networks and deliver improved service utilizing existing equipment. The Company competes primarily with general technology suppliers such as Microsoft Corporation, Oracle Corporation and Novell, Inc., as well as emerging Internet storage companies such as Xdrive, Inc. The Company anticipates that it will encounter substantial competition from these companies as well as others entering the Internet storage market.

                The Company is a development stage company and has had limited revenues since its inception. Those revenues that the Company has received have come from a small number of customers. See "Management's Discussion and Analysis."

                The Company's objective is to become the leading provider of software-based service solutions that enable its customers to maximize the return on their computer networks. The Company intends to leverage its Pooling technology with customer desktops and networks to deliver software based solutions for Local Area Networks ("LANs"), Internet file services and web cache appliances. The Company's strategy is to advance its existing products, establish more comprehensive distribution channels, including strategic partnerships, commercialize the MangoSoft Internet Drive ("Mangomind"), a new Internet service, and extend its current technology to additional software solutions.

                Technology. The Company is using its highly adaptable Pooling technology to develop additional software solutions based on the underlying concept of aggregating the excess memory and disk resources of networked computers. The Company's current initiative is to deliver an easy-to-use Internet file service, which provides universal native data access and sharing from any disparate location. Since its inception, the Company has invested more than $24 million of its capital in the aggregate in research and development activities.

                The Company's core technology is based on patented, clustered cache technology that unifies memory and disk resources across multiple systems to provide a single shared resource accessible by all connected PC users. The Company has identified this technology as "Pooling" and has filed applications for nine patents, four of which have been granted. The Pool's caching and virtual memory techniques are made possible by a piece of software that creates the notion of virtual storage. Virtual storage refers to the unification of memory and disk resources of all systems on the network into a single, dynamic Pool. The technology that makes this possible is the Company's "Distributed Storage Engine." It manages both memory and disk resources across systems as a unified shared virtual memory which is treated as a large, coherent cache. The global memory and disk managers are integrated so that both access data using the same set of global shared addresses.

                The Distributed Storage Engine also eliminates any fixed home for data. Data migrates to the most appropriate location based upon access patterns and availability requirements. The cache is also implemented, meaning that many of the control structures exhibit the same homeless behavior. Frequently referenced data is stored close to where it is used, improving performance of the entire system. Users can access data faster than if the data were statically stored on another computer.

                Products. The Company's current products include CacheLink, Medley and Mangomind. CacheLink is a software-based LAN-wide web-caching product designed to increase the delivery speed of Internet or Intranet content for any size business. CacheLink stores frequently viewed web pages for rapid retrieval by all PCs connected to the LAN. It complements the browser cache in each PC by linking them together into a single cache Pool. Access from any LAN-connected PC enables a cached copy to be available to all other users. As CacheLink attempts to be transparent and non-intrusive, it benefits LAN segments of all sizes, from as few as two nodes to an entire LAN segment with hundreds of users. The resulting system provides a faster-than-normal Internet experience for users and allows web page fragments to be retrieved from the local LAN instead of from the Internet or Intranet.

                Medley creates a software-based file server by aggregating idle capacity from connected PC's. Medley stores multiple copies of data and automatically recovers information from system failures and maintains data access. The Company's virtual server, referred to as a Pool, functions as another local hard drive and is visible on every system in the Pool.

                Mangomind, which is currently under development, will adapt Pooling technology to deliver a virtual file service for the Internet that enables universal native data access and sharing from any disparate location. The Company plans to offer the service through Internet Service Providers ("ISPs"), Application Service Providers ("ASPs"), and Internet community sites and portals. Since the intended virtual file service is an extended local file system, all programs operate directly on the files and data, which essentially extends all Windows applications to the Internet.

                Marketing and Sales. The Company is pursuing a multi-faceted marketing strategy, which includes: (i) the formation of strategic relationships with leading technology companies that can provide distribution and co-marketing efforts for the Company's software and products; (ii) the internal development of an in-house sales and marketing team; (iii) the formation of a distribution channel with manufacturer's representative organizations ("MROs"); and (iv) the engagement of both an outside advertising agency and public relations firm. In addition, the Company intends to establish technology partnerships to explore, develop, market and distribute other applications related to its Pooling technology.


                Strategic partnerships being pursued by the Company include the following: ISPs, who sell the Company's CacheLink product to the enterprise market; original equipment manufacturers ("OEMs") of network hardware, such as communications devices that enable shared Internet access throughout companies; and ASPs to act as distribution partners for Mangomind. Through these relationships the Company intends to commercialize bundled products and establish distribution channels. The Company has entered into an agreement with 3Com Corporation, the terms of which are discussed below. The Company's ability to retain this and other strategic partners and align itself with other similar technology companies will greatly impact the future operations and financial position of the Company.

                The Company has successfully recruited and employed an in-house marketing team. A Vice President of Sales for the Mangomind product has been recently hired and is responsible for the development of a direct sales force. The success of the Company's in-house sales and marketing team will depend on its ability to attract and retain qualified personnel as well as the overall market perception of the Company's products.

                The Company's market strategy includes the formation of business alliances with MROs. The MROs will market the Company's products to their network of customers, further enhancing the Company's position within the market. The Company recently entered into a distribution agreement with Marketlink Technologies, LLC, the terms of which are discussed below, to market and sell the CacheLink product to computer resellers, independent software vendors, integrators and other computer service providers. The Company can provide no assurances that its relationship with Marketlink or any other MRO will contribute to increased sales of its products.

                The Company has engaged both an outside advertising agency and public relations firm to assist the Company in its marketing. The Company believes that the services these firms provide to the Company will enhance the Company's image within the market; however, the Company can provide no assurances that the services provided by these firms will result in increased sales.

                On July 5, 2000, the Company executed a Manufacturer's Representative Agreement with Marketlink Technologies, LLC ("Marketlink"), under which Marketlink agreed to act as designated selling agent for the Company's CacheLink software product. Marketlink is a national manufacturer's representative organization specializing in the sales of technology products. Pursuant to such agreement, Marketlink will receive a monthly retainer of $55,000 and commissions equal to 5% of all sales of CacheLink made in the U.S. excluding sales to certain pre-existing accounts of the Company. The agreement is for a one-year term with automatic annual renewals thereafter subject to termination on 90 days' notice and certain termination provisions relating to Marketlink's sales performance. The Company has not received any revenues to date under the Marketlink agreement. The Company expects that Marketlink will begin marketing CacheLink 3.0 Pro in September 2000.

                On July 14, 2000, the Company executed a Value Added Reseller Agreement with 3Com Corporation ("3Com"), under which the Company agreed to license CacheLink 3.0 Pro to 3Com for use in 3Com's Office Connect(R) LAN Modem product line. Pursuant to such agreement, 3Com agreed to pay the Company: (i) a fee for each 3Com unit containing CacheLink shipped by 3Com based on an annual sliding scale of $4.50 per unit for the first 150,000 units shipped to $2.50 per unit for 450,000 units shipped and above; and (ii) an advance payment of $100,000 credited against the first 22,222 units shipped regardless of the time period required to ship such units. The term of the 3Com agreement is perpetual subject to termination on 30 days' notice after July 14, 2001. The Company has not received any revenues to date under the 3Com agreement.


                Product Support. The Company provides technical support to its partners through Internet communication, electronic mail and a traditional telephone support line. The Company depends on its resellers and strategic partners to provide end-user support and troubleshooting. The Company maintains a specific reseller area on its web site that includes a frequently asked questions sheet and regularly updated support information. Analysis of support calls is used to improve and enhance both the product and the web site content.

                Intellectual Property. To date, the Company has been granted four patents as follows: (i) System and Method for Providing Highly Available Data Storage Using Globally Addressable Memory (June 1, 1999); (ii) Structured Data Storage Using Globally Addressable Memory (June 29, 1999); (iii) Remote Access and Geographically Distributed Computers in a Globally Addressable Storage Environment (November 16, 1999); and (iv) Shares client-side Web Caching Using Globally Addressable Memory (February 15, 2000). The Company's Distributed Storage Engine is not covered by a single patent. The Company's issued patents cover various inventions incorporated into the Distributed Storage Engine or improvements in such inventions. In addition, the Company previously filed two provisional patent applications. One of these provisional patent applications expired and one is still pending. The Company has applied for five other U.S. patents which applications are still pending. The Company has also filed patent applications outside of the U.S. that are counterparts to the issued patents and pending applications. The Company also owns trademarks on "Cachelink," "Medley," "Mango," "MangoSoft," "Pool" and "Pooling."

                The Company considers elements of its software and its Pooling technology to be proprietary. It relies on a combination of trade secrets, copyright and trademark law, contractual provisions, confidentiality agreements, and certain technology and security measures to protect its intellectual property, proprietary technology and know-how. The Company's future results of operations are highly dependent on the proprietary technology that it has developed internally. Consequently, the Company has taken actions to secure its proprietary technology in the form of patent protection. If the Company is denied its patent requests, either individually or as a group, management believes that there would be a material adverse impact on the Company.

                The Company is actively seeking an external solution for its data encryption needs. The Company expects to enter into an agreement with an encryption technology company. Such agreement will most likely require that the Company make limited royalty payments to such company based on the volume of sales.

                Employees. As of December 31, 1999, the Company had 46 full-time employees, of which 41 were in product research, development and support, 2 were in sales and marketing and 3 were in finance and administration. None of the Company's employees is subject to employment or collective bargaining agreements.

RISK FACTORS

                The Company Has a Limited Operating History and Substantial Cumulative Operating Losses. The Company's current operations substantially commenced in May 1997. Accordingly, the Company's prospects should be evaluated based on the expenses and operating results typically experienced by any early stage business. The Company has a history of substantial operating losses and an accumulated deficit of approximately $96.4 million as of March 31, 2000. For the fiscal years ended December 31, 1999 and 1998, the Company's losses from operations were $27.8 million and $13.1 million, respectively. For the three months ended March 31, 2000 the Company's loss from operations was $24.2 million. The Company has historically experienced cash flow difficulties primarily because its expenses exceed its revenues. The Company expects to incur additional operating losses over the foreseeable future and expects cumulative losses to increase substantially as the Company expands its marketing, sales and research and development efforts. If the Company is unable to generate sufficient revenue from its operations to pay its expenses or is unable to obtain additional financing on commercially reasonable terms, the Company's business, financial condition and results of operations will be materially and adversely affected.

                The Company's Performance Depends on Market Acceptance of the Company's Products. The Company expects to derive a substantial portion of its future revenues from the sales of CacheLink, MIND and its updated Medley products, none of which the Company has previously marketed. If markets for the Company's products fail to develop, develop more slowly than expected or are subject to substantial competition, the Company's business, financial condition and results of operations will be materially and adversely affected.

                The Company Has an Evolving Market Strategy. The Company expects its future marketing efforts will focus on developing strategic relationships with technology companies that seek to augment their business by offering the Company's products to their customers. The inability of the Company to enter into and retain strategic relationships, or the inability of such technology companies to effectively market the Company's products, could materially and adversely affect the Company's business, operating results and financial condition.

                The Company Will Need Additional Financing. The Company will require substantial additional capital to finance its growth and product development. The Company can provide no assurances that it will obtain additional financing sufficient to meet its future needs on commerically reasonable terms or otherwise. If the Company is unable to obtain the necessary financing, the Company's business, operating results and financial condition will be materially and adversely affected.

                There May Be Limited Liquidity in the Common Stock and Its Price May Be Subject to Fluctuation. The Common Stock is currently traded on the Nasdaq Bulletin Board ("OTCBB"). There is no established market for the Common Stock and the Company may be required to have this Registration Statement declared effective by the Commission to continue having the Common Stock quoted on the OTCBB. The Company can provide no assurances that the Company will be able to have the Common Stock listed on an exchange or quoted on Nasdaq or that it will continue to be quoted on the OTCBB. If there is no trading market, the market price of the Common Stock will be materially and adversely affected. In addition, the Company is obligated to register with the Commission the Common Stock issued in connection with the Merger and the March and April 2000 financings. Although this may increase the number of market participants for the Common Stock, the increased supply of freely tradeable shares may materially and adversely affect the market price of the Common Stock.

                Rapidly Changing Technology and Substantial Competition May Adversely Affect the Company's Business. The Company's business is subject to rapid changes in technology. The Company can provide no assurances that research and development by the Company's competitors will not render the Company's technology obsolete or uncompetitive. The Company competes with a number of computer hardware and software design companies which have technologies and products similar to those offered by the Company and have greater resources, including more extensive research and development, marketing and capital than the Company. The Company can provide no assurances that it will be successful in marketing its existing products and developing and marketing new products in such a manner as to be effective against such competition. If the Company's technology is rendered obsolete or the Company is unable to compete effectively, the Company's business, operating results and financial condition will be materially and adversely affected.

                Litigation Concerning Intellectual Property Could Adversely Affect the Company's Business. The Company relies on a combination of trade secrets, copyright and trademark law, contractual provisions, confidentiality agreements and certain technology and security measures to protect its trademarks, patents, proprietary technology and know-how. However, the Company can provide no assurances that its rights in its intellectual property will not be infringed upon by competitors or that competitors will not similarly make claims against the Company for infringement. If the Company is required to be involved in litigation involving intellectual property rights, the Company's business, operating results and financial condition will be materially and adversely affected.

                The Company's Success Depends On Key Personnel. The success of the Company is dependent upon the efforts of its senior management including:
Dale Vincent, President and Chief Executive Officer; Donald A. Gaubatz, Senior Vice President and Chief Operating Officer; Scott H. Davis, Vice President and Chief Technology Officer; Daniel J. Dietterich, Vice President, Engineering; and Robert E. Parsons, Vice President and Chief Financial Officer; as well as other members of senior management. The loss of Mr. Vincent, Mr. Gaubatz, Mr. Davis, Mr. Dietterich or Mr. Parsons, or of any of the Company's senior management, could have a material and adverse affect on the Company's business. In addition, competition for qualified personnel in the computer software industry is intense, and the Company can provide no assurances that the Company will be able to retain existing personnel or attract and retain additional qualified personnel necessary for the development of its business. The inability of the Company to attract and retain such personnel would have a material and adverse effect on the Company's business, financial condition and results of operations.

                Defects in the Company's Software Products May Adversely Affect Its Business. Complex software such as the software developed by the Company may contain defects when introduced and also when updates and new versions are released. The introduction by the Company of software with defects or quality problems may result in adverse publicity, product returns, reduced orders, uncollectible or delayed accounts receivable, product redevelopment costs, loss of or delay in market acceptance of the Company's products or claims by customers or others against the Company. Such problems or claims may have a material and adverse effect on the Company's business, financial condition and results of operations.


ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS.

FORWARD-LOOKING STATEMENTS

                Certain non-historical statements contained in this Registration Statement are forward-looking statements, which involve known and unknown risks and uncertainties. The Company is including this statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995, as amended, with respect to all such forward-looking statements. Examples of forward-looking statements include but are not limited to: (i) projections of capital expenditures, revenues, growth, prospects, financial resources and other financial matters;
(ii) statements of plans or objectives of the Company; and (iii) statements using the words "anticipate," "expect," "may," "intend" or similar expressions.

                The Company's ability to predict results or the effects of certain events on the Company's operations is inherently uncertain. Therefore, the Company cautions readers of this Registration Statement to carefully consider the matters set forth under the caption "Risk Factors" below and certain other matters discussed herein and in other publicly available information. Such factors and many other factors beyond the control of the Company's management could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement that may be expressed or implied by such forward-looking statements. See "Risk Factors" below. This discussion should also be read in conjunction with the consolidated financial statements and the associated notes for the periods specified contained in Part F/S below.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1999 AND 1998

                As described above and in Note 2 to the Consolidated Financial Statements included in Form 10-KSB for the fiscal year ended December 31, 1999, the Merger qualified for reverse acquisition accounting, and thus the historical financial results of the Company are those of MangoSoft Corporation. The Company is considered to be a development stage company since it has not generated significant revenues from the products that it has developed to date.

                Revenue decreased from $245,406 in 1998 to $37,207 in 1999 due to the Company's decision to defer sales and marketing efforts and focus on product quality following a recall in 1998. A single customer, Hitachi, Ltd., represented 67% of the 1999 revenue, while another customer, Nippon Telephone & Telegraph, represented 85% of the 1998 revenue. No other customer represented 10% or more of revenue in 1999 or 1998. Cost of revenues decreased to $363 from $91,529 due to the lower level of revenue. In 1999, products sold were delivered over the Internet and the Company incurred no disk replication costs as in 1998.

                Operating expenses, excluding stock-based compensation costs, decreased 46.4% to $7,103,132 in 1999 from $13,259,855 in 1998. The decrease is attributable to the Company's change in sales distribution strategy from a retail approach to using value added resellers, the consolidation of corporate functions and a reduction in total personnel. Operating expenses, including stock-based compensation costs, increased 110.0% to $27,837,827 in 1999 from $13,259,855 in 1998.

                Stock-based compensation costs were $20,734,695 in 1999. Of this total, $10,085,922 related to research and development, $1,303,333 related to selling and marketing and $9,345,440 related to general and administrative activities. The stock-based compensation costs represent the excess of the fair value of the Common Stock over the exercise price of the variable stock option grants made during the year. There were no stock-based compensation costs in 1998.

                A summary of the operating expenses and the (decreases) increases between 1999 and 1998 are as follows:

                                                           YEAR ENDED DECEMBER 31,                 INCREASE (DECREASE)
                                                           ------------------------          -------------------------------
                                                           1999                1998          AMOUNT ($)           PERCENTAGE
                                                           ------------------------          -------------------------------

Research and development...........................         $4,420,903      $6,615,558     $(2,194,655)             (33.2)
Selling and marketing..............................            412,842       2,608,190      (2,195,348)             (84.2)
General and administrative.........................          2,204,499       3,388,312      (1,183,813)             (34.9)
Consulting fees paid to related party..............             64,888         647,795        (582,907)             (90.0)
                                                           -----------     -----------     -----------              -----
Subtotal...........................................          7,103,132      13,259,855      (6,156,723)             (46.4)
Stock-based compensation...........................         20,734,695              --      20,734,695              100.0
                                                           -----------     -----------     -----------              -----
Total..............................................        $27,837,827     $13,259,855     $14,577,972              110.0
                                                           ===========     ===========     ===========              =====

                Interest income declined from $168,498 in 1998 to $13,542 in 1999 due to generally lower average cash balances in 1999, because only $6.0 million was raised during 1998 and 1999 through debt offerings, versus $13.1 million raised at the end of 1997 through the sale of the MangoSoft Corporation Series E Redeemable Convertible Preferred Stock.

                Interest expense increased from $69,233 in 1998 to $5.2 million in 1999 due to the issuance of the MangoSoft Corporation 12% Senior Secured Convertible Notes (the "12% Notes") in February 1999. Approximately $4.9 million of the interest cost in 1999 represents the value of a beneficial conversion feature of the 12% Notes. Pursuant to the Merger, the 12% Notes converted at a price of $.71 per share, which was lower than the fair value of the Common Stock. The difference between the $.71 price and the fair value, which constitutes a beneficial conversion feature, was recorded as interest expense. Since the accrued interest on the 12% Notes also converted to Common Stock in conjunction with the Merger, virtually none of the interest expense required a cash outlay in 1999.

                The loss from operations increased from $13.1 million in 1998 to $27.8 million in 1999, or 112.1%, due to stock-based compensation costs. The net loss increased 152.6% to $33,021,645 in 1999 from $13,073,913 in 1998 due primarily to the stock-based compensation costs and the beneficial conversion feature of the 12% Notes.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                Revenue was $1,335 in the three months ended March 31, 2000 on sales of the CacheLink product. There was no revenue in the three months ended March 31, 1999. A single customer, Ramp Networks, Inc., represented 20% of the revenue in the three months ended March 31, 2000. No other customer represented 10% or more of revenue.

                Cost of revenues in the three months ended March 31, 1999 represent the write-off of disk replication costs. In the three months ended March 31, 2000, the products sold were delivered over the Internet and the Company incurred no disk replication costs.

                Operating expenses, excluding stock-based compensation costs, increased 14.7% to $2,080,384 in the three months ended March 31, 2000 due primarily to development of the Company's reseller network. A summary of the operating expenses and the increases (decreases) is as follows:

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,                          INCREASE (DECREASE)
                                                          ----------------------------         ----------------------------
                                                              2000            1999              AMOUNT ($)      PERCENTAGE
                                                          ------------     -----------         ------------    ------------
Research and development...........................       $  1,141,781     $ 1,177,272         $    (35,491)         (3.0)
Selling and marketing..............................            271,933          18,004              253,929        1410.4
General and administrative.........................            666,670         611,028               55,642           9.1
Consulting fees paid to related party..............                 --           7,582               (7,582)        100.0
                                                          ------------     -----------         ------------        ------
                                                             2,080,384       1,813,886              266,498          14.7
Stock-based compensation...........................         22,166,009              --           22,166,009         100.0
                                                          ------------     -----------         ------------        ------
Total..............................................       $ 24,246,393     $ 1,813,886         $ 22,432,507        1236.7
                                                          ============     ===========         ============        ======

                Stock-based compensation costs were $22,166,009 in the three months ended March 31, 2000. Of this total, $11,119,266 related to research and development, $1,480,859 related to selling and marketing and $9,565,884 related to general and administrative activities. The stock-based compensation costs primarily represent the excess of the fair value of the Common Stock over the exercise price of the variable stock option grants. There were no stock-based compensation costs in the three months ended March 31, 1999.

                The loss from operations increased from $1,896,722 in the three months ended March 31, 1999 to $24,243,083 in the three months ended March 31, 2000 primarily due to the stock-based compensation costs.

                Interest income increased from $2,749 in 1999 to $13,225 in the three months ended March 31, 2000 due to the $18.1 million received from the sale of the Series A Convertible Preferred Stock and Common Stock in February and March 2000.

                Interest expense decreased from $86,091 to $9,783 due to the conversion of the notes issued in 1998 and 1999 into Common Stock in conjunction with the Merger.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

                MangoSoft Corporation was formed in June 1995 and, as part of its formation, its founder was issued 134,925 shares of Common Stock (as adjusted for stock splits and the Merger) for $750. Through May 25, 2000, the Company raised approximately an additional $74 million in financing from the private placement of debt and equity securities as follows:

                                                                                                                       AGGREGATE
                                                                                                                       PROCEEDS
        DATE                                                     DESCRIPTION                                       (IN MILLIONS ($))

August 1995                MangoSoft Corporation Series A Convertible Preferred Stock.............................        $1.5
December 1995              MangoSoft Corporation Series B Convertible Preferred Stock.............................         2.0
June 1996                  MangoSoft Corporation Series C Redeemable Convertible                                           9.0
                           Preferred Stock........................................................................
April 1997                 MangoSoft Corporation Series D Redeemable Convertible                                           6.4
                           Preferred Stock........................................................................
December 1997              MangoSoft Corporation Series E Redeemable Convertible                                          13.1
                           Preferred Stock........................................................................
October 1998               MangoSoft Corporation demand notes issued to related
                           parties................................................................................         2.0
February 1999              MangoSoft Corporation 12% Notes........................................................         4.0
September 1999             Sale of 3 million shares of Common Stock of the Company................................         3.8
March 2000                 Sale of 2.5 million shares of Series A Preferred Stock of the
                           Company (subsequently converted to Common Stock on a 1 to 1
                           basis).................................................................................        10.0
March/April 2000           Sale of 4.2 million shares of Common Stock of the Company..............................        21.0
May 2000                   Sale of 252,000 shares of Common Stock of the Company..................................         1.2
                                                                                                                     --------------
                           Total..................................................................................       $74.0

                In addition to the above, the Company has, at times, depended upon bank debt, loans from stockholders and directors and credit from suppliers to meet interim financing needs. In 1998, the Company incurred bank debt of $750,000 to purchase capital equipment. Such bank debt was repaid in February 1999 using a portion of the proceeds from the issuance of the 12% Notes. Borrowing from stockholders and directors have generally been converted to equity. At March 31, 2000, an additional $2.0 million in financing was provided through notes payable to an insurance company, accounts payable, accrued expense and other trade credit, a significant portion of which was past due.

                The proceeds raised have been used in the development of the Company's current products with approximately $24.1 million invested in research and development and $9.8 million in sales and marketing, principally due to an earlier attempt to distribute the Company's products through traditional retail software channels. The remaining proceeds have been used for working capital and general corporate purposes.

                To date, product sales have provided a minor source of liquidity. From inception through March 31, 2000, the Company generated $0.3 million in sales and incurred cumulative net losses of $93.4 million, including losses of $24.2 million in the three months ended March 31, 2000 and $33.0 million during the year ended December 31, 1999.

                Since inception, the Company has satisfied its working capital and other liquidity needs principally through private issuances of equity and debt securities, loans from stockholders and directors, trade credit and bank debt. Unless the Company can generate a significant level of on-going revenue and attain adequate profitability, the Company will be required to seek additional private or public equity or debt financing. Although the Company has been successful in raising funds in the past, management can provide no assurances that additional financing will be available to the Company on commercially reasonable terms or at all. The Company's inability to obtain additional financing will have a material and adverse effect on the Company's business, operating results and financial condition, requiring the Company to significantly curtail or possibly cease its operations. In addition, any additional equity financing may involve substantial dilution to the Company's stockholders.

                During the three months ended March 31, 2000, the Company received $18.1 million from the sale of 2.5 million shares of Series A Convertible Preferred Stock (the "Preferred Stock") to accredited investors (as defined in Rule 501 of Regulation D) for $4.00 per share and approximately 1.6 million shares of Common Stock to accredited investors for $5.00 per share. In April 2000, the Company received an additional $12.9 million from the sale of an additional 2.6 million shares of Common Stock at $5 per share. In May 2000, the Company received approximately $1.2 million from the sale to accredited investors of an additional 200,000 shares of Common Stock at $5.00 per share and 52,500 shares of Common Stock at $4.00 per share.

                Under the terms of the Preferred Stock issuance, the Preferred Stock automatically converted to Common Stock on a one-for-one basis when $10 million or greater was raised in the subsequent sale of Common Stock. The offer and sale of the Common and Preferred Stock were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D promulgated thereunder. Management believes the $32.2 million in proceeds from the sale of the Common and Preferred Stock will be adequate to fund the Company's operations for the next 12 months. The Company can provide no assurances, however, that such amount will adequately fund its operations for such period, and it may be necessary for the Company to obtain additional financing.

RECENTLY ISSUED ACCOUNTING STANDARDS

                In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. The provisions of SFAS No. 133 are effective for periods beginning after June 15, 2000. The Company is currently evaluating the effect, if any, SFAS No. 133 will have on the Company's financial position and its results of operations. The Company will adopt this accounting standard on January 1, 2001, as required.

ITEM 3.         DESCRIPTION OF PROPERTY.

                The Company's offices are located at 1500 West Park Drive, Suite 190, Westborough, Massachusetts 01581, and consist of approximately 23,000 square feet of office space under a lease expiring on August 31, 2001. The Company's offices are leased from Westborough Five, an independent, third-party lessor. The lease terms include an annual base rent of approximately $511,000 per year plus a proportionate share of certain operating costs, such as common area maintenance. The total rent expense on this facility in 1999 was approximately $540,697. The Company's offices have the capacity to accommodate approximately 100 employees.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                The table below sets forth the beneficial ownership of Common Stock as of May 25, 2000 by (i) each director, (ii) each of the named executive officers, (iii) all directors and executive officers of the Company as a group, and (iv) all persons known by the Board of Directors to be beneficial owners of more than five percent of the outstanding Common Stock.

                                                                                                             PERCENT OF
                                                                                  NUMBER OF SHARES OF       COMMON STOCK
                                  NAME                                            COMMON STOCK OWNED           OWNED
------------------------------------------------------------------------        ----------------------     --------------
Dale Vincent............................................................            1,027,135 (1)(2)            3.4%
Scott H. Davis .........................................................              250,000 (1)(2)             *
Daniel J. Dietterich ...................................................              250,000 (1)(2)             *

                                                                                                             PERCENT OF
                                                                                  NUMBER OF SHARES OF       COMMON STOCK
                                  NAME                                            COMMON STOCK OWNED           OWNED
------------------------------------------------------------------------        ----------------------     --------------
Craig D. Goldman .......................................................              280,000 (1)(2)             *
Paul C. O'Brien ........................................................              225,000 (1)(2)             *
Robert E. Parsons ......................................................              130,000 (1)(2)             *
Dr. Ira Goldstein ......................................................              125,000 (1)(2)             *
Selig Zises.............................................................            2,874,692 (2)(3)            9.4%
Dr. Nick Tredennick.....................................................              100,000 (1)(2)             *
Donald A. Gaubatz.......................................................               91,797 (1)(2)             *
All directors and executive officers as a group.........................            5,353,624 (4)              17.6%
Jay Zises...............................................................            3,088,577 (5)(6)           10.1%
Palisade Private Partnership, L.P.......................................            5,525,000 (5)(7)           18.1%

--------------------

* Less than one percent.

(1) Includes shares of Common Stock which the directors and executive officers have the right to acquire through the exercise of stock options within 60 days of May 25, 2000, as follows: Dale Vincent, 1,000,000; Scott H. Davis, 250,000; David J. Dietterich, 250,000; Craig D. Goldman, 230,000; Paul C. O'Brien, 200,000; Robert E. Parsons, 130,000; Dr. Ira Goldstein, 100,000; Dr. Nick Tredinnick, 100,000; and Donald A. Gaubatz, 91,797. Does not include shares of Common Stock which the directors and officers did not have the right to acquire through the exercise of options not exercisable within 60 days of May 25, 2000, as follows; Donald A. Gaubatz, 158,203 and Robert E. Parsons, 30,000.

(2) Address is c/o MangoSoft, Inc., 1500 West Park Drive, Suite 190, Westborough, Massachusetts 01581.

(3) Total shares of Common Stock beneficially owned by Selig Zises include the following: 2,692,606 shares owned by Selig Zises; 113,287 shares owned by Guarantee & Trust Co. TTEE FBO Selig Zises R-IRA DTD 5-20-96 (a self-directed IRA); and 68,799 shares owned by his daughter, Lynn Zises. Selig Zises is the brother of Jay Zises, both of whom are principal stockholders of the Company. Other than the Zises family relationships referenced in this table and the related footnotes, there are no affiliations between Selig Zises and any other persons or entities identified in such table or footnotes.

(4) Includes or excludes, as the case may be, shares of Common Stock as indicated in the preceding footnotes.

(5) Addresses are as follows: Jay Zises: 767 3rd Avenue, 16th Floor, New York, New York 10017; Palisade Private Partnership, L.P.: One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024.

(6) Total shares of Common Stock beneficially owned by Jay Zises, the brother of Selig Zises, include the following: 63,928 shares owned by Jay Zises; 2,652,375 shares owned by Delaware Guarantee & Trust TTEE FBO Jay Zises IRA (a self-directed IRA); 40,478 shares owned by Jay Zises and Nancy Zises JTWROS; 169,932 shares owned by Guarantee & Trust TTEE FBO Jay Zises IRA DTD 7-9-92 (a self-directed IRA); 67,458 shares owned by Associated Capital LP; and 94,406 shares owned by Associated Capital Offshore LP. Nancy Zises is the wife of Jay Zises. Jay Zises is a limited partner in Associated Capital LP and Associated Capital Offshore LP, and has voting and dispositive power in respect of the Common Stock owned by such entities. Other than such limited partnerships and the Zises family relationships referenced in this table and the related footnotes, there are no affiliations between Jay Zises and any other persons or entities identified in such table or footnotes.

(7) Total shares of Common Stock beneficially owned by Palisade Private Partnership, L.P. include 3,125,000 shares owned by Palisade Private Partnership, L.P.; 1,200,000 shares registered in the name of Clippership & Co.; and 1,200,000 shares registered in the name of Pitt & Co.

ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The following is a list of the Company's directors and executive officers and their respective positions. All of the Company's officers provide services to the Company on a full-time basis.

NAME:                            POSITION:

Dale Vincent                     Director, President and Chief Executive Officer
Craig D. Goldman                 Director and Non-Executive Co-Chairman
Paul C. O'Brien                  Director and Non-Executive Co-Chairman
Dr. Ira Goldstein                Director
Selig Zises                      Director
Dr. Nick Tredennick              Director
Donald A. Gaubatz                Senior Vice President and Chief Operating
                                 Officer

Scott H. Davis                   Vice President and Chief Technology Officer
Daniel J. Dietterich             Vice President, Engineering
Robert E. Parsons                Vice President and Chief Financial Officer

                Dale Vincent was appointed President, Chief Executive Officer and elected a Director following the Merger. Mr. Vincent has served as a Director of MangoSoft Corporation since July 1995, as its Chief Executive Officer from May 1999 to September 1999, and as its Chief Financial Officer from September 1998 to May 1999. Since April 1990, Mr. Vincent has served as a Managing Director of ACAP, a private investment company and the general partner of Associated Capital LP, a private investment company, and consults with Associated Capital LP on its investment and marketing activities. He has also served as a Director of MaMaMedia Inc. since 1996.

                Craig D. Goldman was elected a Director and Non-Executive Co-Chairman following the Merger. Mr. Goldman served MangoSoft Corporation in the same capacities since June 1999. Mr. Goldman founded Cyber Consulting Services Corporation and has been its President and Chief Executive Officer since 1996. Cyber Consulting Services provides strategic, business and technology consulting services to Fortune 500 and startup companies. Mr. Goldman also serves as a director of CMGI Inc., Engage Technology, Inc., NaviSite, Inc. and PRT Group, Inc.

                Dr. Ira Goldstein was elected a Director following the Merger. He served MangoSoft Corporation in the same capacity from June 1999 to September 1999. Dr. Goldstein has been the Chief Scientist at the LaserJet Imaging Division of Hewlett-Packard Company for the past 2 years. Prior to that position he served Hewlett-Packard as Chief Technology Officer for 2 years. Dr. Goldstein received his Ph.D. in applied mathematics from Massachusetts Institute of Technology and his bachelor's degree in pure mathematics from Harvard University.

                Paul C. O'Brien was elected a Director and Non-Executive Co-Chairman following the Merger. He previously served MangoSoft Corporation in the same capacities from June 1999 to September 1999. Since 1995 Mr. O'Brien served as the President of Pan-Asia Development, an investment firm concentrating on Asian ventures. In December 1994, Mr. O'Brien founded The O'Brien Group, Inc., a telecommunications investment and consulting firm that provides pro bono consulting services for a wide variety of non-profit organizations. Mr. O'Brien serves as a Director of NETOPTIK and Renaissance Worldwide, and is non-executive Chairman of the Board of View Tech and Cambridge Neuroscience. Mr. O'Brien is also a director of several private companies.

                Selig Zises was elected a Director following the Merger. He previously served MangoSoft Corporation in the same capacity from July 1995 to September 1999. Since April 1990 Mr. Zises has served as a Managing Director and Treasurer of ACAP, Inc., the general partner of Associated Capital L.P. In this capacity, he consults with Associated Capital L.P. on its trading and investment activities. Mr. Zises is the Chairman of the Board of Associated Venture Management, a venture capital and merchant banking firm. He also serves as a Director of Collagenesis, Inc.

                Dr. Nick Tredennick was elected a Director on February 8, 2000. He has served on the MangoSoft Board of Advisors since the Merger. Dr. Tredennick has served as President of Tredennick, Inc., a technical consulting company, since 1988. He served as Chief Scientist for Altera and currently serves as Chief Scientist for QuickSilver Technology. Dr. Tredennick is on the Board of Directors of OpenReach. Dr. Tredennick has a Ph.D. in Electrical Engineering from the University of Texas and an MSEE and BSEE from Texas Tech University.

                Donald A. Gaubatz was appointed Senior Vice President and Chief Operating Officer on January 31, 2000. Prior to joining the Company, Mr. Gaubatz was an independent investor and consultant, working with development stage companies in the fields of video, optical and wireless networking. From 1978 to 1994, Mr. Gaubatz held numerous positions at Digital Equipment Corporation. Mr. Gaubatz holds a Ph.D. in Computer Science from Cambridge University in England and a B.S. in Electrical Engineering from Washington University in St. Louis.

                Scott H. Davis was appointed Vice President and Chief Technology Officer following the Merger. He previously served MangoSoft Corporation in the same capacity since October 1998. From September 1995 through September 1998, he served MangoSoft Corporation as the Director of Software Development. Prior to joining MangoSoft Corporation in September 1995, Mr. Davis was employed by Digital Equipment Corporation where he held a variety of engineering and management positions over a 16 year period.

                Daniel J. Dietterich was appointed Vice President, Engineering following the Merger. He previously served MangoSoft Corporation in the same capacity since October 1998. From March 1997 through September 1998, he served MangoSoft Corporation as its Director of Development. From October 1995 through February 1997 he was a Consulting Engineer for MangoSoft Corporation.

                Robert E. Parsons was appointed Vice President and Chief Financial Officer following the Merger. He previously served MangoSoft Corporation in the same capacity since August 1999. Mr. Parsons served Advanced Modular Solutions, Inc., a privately held technology company, as its Chief Financial Officer from 1997 to August 1999, as Director of Manufacturing during 1996 and 1997, and as Controller from 1992 to 1996.

ITEM 6.         EXECUTIVE COMPENSATION.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

                The following table sets forth information about the compensation paid, or payable, by the Company for services rendered in all capacities by the Chief Executive Officer and each of the most highly paid executive officers of the Company who earned more than $100,000 for each of the fiscal years ended December 31, 1999, 1998 and 1997 in which such officers were executive officers for all or part of such year.

                                                       ANNUAL                                    LONG TERM
                                                    COMPENSATION                               COMPENSATION
                                  --------------------------------------------   ---------------------------------------------
                                                                     OTHER       RESTRICTED      SECURITIES
                                                                     ANNUAL         STOCK         UNDERLYING          ALL OTHER
                                       SALARY           BONUS     COMPENSATION     AWARD(S)         OPTIONS         COMPENSATION
     NAME AND                     ------------         ------    -------------   -------------   --------------     ------------
  PRINCIPAL POSITION       YEAR         ($)             ($)            ($)           ($)             (#)                ($)
------------------------    ----        ---             ---      --------------  -------------       ---             ----------
Dale Vincent (1)            1999    150,000            --            --             --              400,000              --
President and Chief         1998    201,200            --            --             --                --                 --
Executive Officer           1997       --              --            --             --                --                 --

Mick Jardine (2)            1999       --              --            --             --                --                 --
President                   1998       --              --            --             --                --                 --
                            1997       --              --            --             --                --                 --

Scott H. Davis              1999    128,000        19,000            --             --              250,000              --
Vice President and          1998    124,462            --            --             --                --                 --
Chief Technology            1997    103,846            --            --             --                --                 --
Officer

Daniel J. Dietterich        1999    119,139         6,050            --             --              250,000              --
Vice President,             1998    113,692            --            --             --                --                 --
Engineering                 1997    106,462            --            --             --                --                 --

Robert E. Parsons (3)       1999    43,269         25,000 (5)        --             --              160,000              --
Vice President and          1998      --               --            --             --                --                 --
Chief Financial             1997      --               --            --             --                --                 --
Officer

James M. Stark (3)(4)       1999    36,058         25,000 (5)        --             --              200,000              --
Senior Vice                 1998       --              --            --             --                --                 --
President, Sales and        1997       --              --            --             --                --                 --
Marketing


--------------
(1) From March 1998 to September 1998, Mr. Vincent served as the Chief Financial Officer of MangoSoft Corporation pursuant to an agreement between MangoSoft Corporation and Associated Venture Management ("AVM"). Selig Zises, a director and principal stockholder of the Company, is the Chairman of the Board of AVM. The cost of Mr. Vincent's services was $151,200, which was included in the $647,795 administrative fee charged to MangoSoft Corporation by AVM during 1998. In September 1998, MangoSoft Corporation negotiated an agreement with Mr. Vincent and his company RCG Real Estate ("RCG") under which Mr. Vincent continued to serve MangoSoft Corporation as its Chief Financial Officer, in consideration of which MangoSoft Corporation paid RCG $12,500 per month. In May 1999, Mr. Vincent was named the President and Chief Executive Officer of MangoSoft Corporation. Mr. Vincent continued to be compensated under the terms of the agreement with RCG through December 1999. On January 1, 2000, Mr. Vincent became an employee of the Company and the agreement with RCG was terminated. The Company believes the fees paid to AVM and RCG for Mr. Vincent's services during the respective periods were on terms as favorable as those available from non-affiliated persons.

(2) Mr. Jardine was paid no compensation for his services to the Company. Mr. Jardine resigned effective as of the Merger.

(3) The 1999 salary amounts reflect a partial year. Mr. Parsons began employment in August 1999. Mr. Stark began employment in September 1999.

(4) Mr. Stark terminated his employment with the Company effective April 1, 2000.

(5)  Bonus was earned in 1999 and paid in 2000.

EMPLOYMENT AGREEMENTS

     The Company does not have employment agreements with any of its executive officers.

STOCK OPTIONS

                The following table provides information concerning grants of stock options by the Company to the named executive officers during 1999.

                         OPTION GRANTS FOR FISCAL 1999

----------------------------------------------------------------------------------------------------------------------------------
                                     NUMBER OF
                                     SECURITIES                     % OF TOTAL                  EXERCISE
                                     UNDERLYING                    OPTIONS/SARS                PRICE PER
                                   OPTIONS/SARS                    GRANTED TO                   SHARES            EXPIRATION
                NAME                  GRANTED                    EMPLOYEES IN 1999               ($/SH)               DATE
-----------------------------     ----------------              --------------------         ------------        ------------
Dale Vincent                          400,000                          12.4%                      $1.25             9/07/09
Scott H. Davis                        250,000                          7.7%                       $1.25             9/07/09
Daniel J. Dietterich                  250,000                          7.7%                       $1.25             9/07/09
Robert E. Parsons                     160,000                          4.9%                       $1.25             9/07/09
James M. Stark                        200,000                          6.2%                       $1.25             9/07/09

OPTION EXERCISES AND VALUES FOR 1999

     The following table provides information concerning options exercised by the named executive officers and the value of such officers' unexercised options at December 31, 1999. The Value of the Unexercised In-The-Money Options is based on the average bid and ask price of the Common Stock on the OTCBB on December 31, 1999. There is no established market for the Common Stock and, accordingly, such valuation may not necessarily reflect the actual market value of the outstanding options.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING                VALUE OF UNEXERCISED
                              SHARES                        UNEXERCISED OPTIONS/SARS             IN-THE-MONEY OPTIONS/SARS
                             ACQUIRED         VALUE            AT FISCAL YEAR-END                   AT FISCAL YEAR-END
                         ON EXERCISE        REALIZED       ---------------------------------    -------------------------------
          NAME                  (#)            ($)         EXERCISABLE      UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------------------
Dale Vincent                    --              --           400,000              --             $3,400,000             --
Scott H. Davis                  --              --           250,000              --              2,125,000             --
Daniel J. Dietterich            --              --           250,000              --              2,125,000             --
Robert E. Parsons               --              --           100,000            60,000              850,000          $510,000
James M. Stark                  --              --           100,000           100,000              850,000           850,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     During 1998, AVM provided executive and administrative assistance to MangoSoft Corporation, including services performed by Dale Vincent through August 1998. Mr. Vincent was an employee of AVM and he served the Company as a consultant. The cost of these services totaled $647,795 in 1998, including $151,200 for Mr. Vincent's services. In addition, MangoSoft Corporation issued warrants to AVM for services rendered to purchase 25,000 shares of its common stock at an exercise price of $3.50 per share. These warrants were terminated for no consideration in connection with the Merger. In 1999, AVM provided administrative assistance to the Company at a total cost of $64,888. Selig Zises, a director of the Company, is the Chairman of the Board of AVM. The Company believes that the fees paid to AVM for its executive and administrative services during 1999 and 1998 were on terms as favorable as those available from non-affiliated persons.

     In September 1998, MangoSoft Corporation established a consulting relationship with Dale Vincent, a director, to serve as its interim Vice President and Chief Financial Officer. The consulting relationship continued when Mr. Vincent became President and Chief Executive Officer of MangoSoft Corporation. For his services MangoSoft Corporation compensated Mr. Vincent through his company, RCG, in the amount of $12,500 per month. These payments were made through December 31, 1999 and were in lieu of salary paid to Mr. Vincent by the Company. Mr. Vincent served the Company through RCG because it was not clear at that time that he would join the Company on a permanent basis. The Company believes that the fees paid to RCG for Mr. Vincent's services during 1999 and 1998 were on terms as favorable as those available from non-affiliated persons.

     In October 1998, MangoSoft Corporation issued a $1 million demand note to each of Selig Zises and Jay Zises. Both Selig Zises and Jay Zises are principal shareholders of the Company and Selig Zises is a director of the Company. Such notes were unsecured, accrued interest at a rate of 8% per annum and were senior to all obligations of MangoSoft Corporation. In February 1999, each of the notes was converted into $1 million of the 12% Notes of MangoSoft Corporation. Over the following six months, Selig and Jay Zises advanced in the aggregate an additional $2,032,500 of interim financing, of which $2,000,000 represented the purchase of additional 12% Notes, in order for MangoSoft Corporation to meet its working capital needs. Also in February 1999, Palisade Private Partnership, L.P. ("Palisade") purchased $2 million principal of amount of 12% Notes. In September 1999, in connection with the Merger, the aggregate $6 million plus accrued interest on the 12% Notes held by Selig Zises, Jay Zises and Palisade were converted into 9,000,000 shares of Common Stock, so that 3,000,000 shares of Common Stock were issued to each of Selig Zises, Jay Zises and Palisade.

     Due to MangoSoft Corporation's continuing losses and lack of significant revenue, in February 1999 MangoSoft Corporation encountered difficulty with the issuance of the 12% Notes. Given the difficult market conditions at that time for this type of security issuance, the 12% Notes contained a beneficial conversion feature to make the investment more attractive to new investors. The beneficial conversion feature allowed for conversion of the 12% Notes into shares of Common Stock at 75% of the lowest cash price paid for any equity offering during the period from the date of the issuance of the 12% Notes to their conversion, subject to additional discounts for each month following the initial six-month period that the 12% Notes remained unpaid, with a maximum discount of 50%.

     At the time of the Merger, the conversion rate was 65% of the lowest cash price paid for Common Stock. However, to facilitate completion of the Merger in September 1999, an agreement was negotiated with Selig and Jay Zises and Palisade to convert the 12% Notes at 58% of the lowest price paid for the Common Stock, or $0.71 per share. The Company believes the terms of its borrowing arrangements with Selig and Jay Zises and Palisade were on terms as favorable as those available from non-affiliated persons.

     In December 1999, the Company issued to Selig Zises an 8%
                                       18
unsecured demand note for $200,000 principal amount which was senior to all obligations of the Company. On March 28, 2000, the Company repaid the $232,500 principal, including $32,500 outstanding from earlier in the year, plus related accrued interest owed to Selig and Jay Zises. The Company believes the terms of its borrowing arrangements with Selig and Jay Zises were on terms as favorable as those available from non-affiliated persons.

     The Company has an agreement with Craig D. Goldman, a director of the Company, pursuant to which Mr. Goldman shall receive grants of stock options exercisable at the current market price of the Common Stock on the date of grant equal to 1% of the voting securities of the Company on a fully-diluted basis. The anti-dilution provision in respect of options granted to Mr. Goldman in connection with his joining the Board of Directors is in recognition of his knowledge, experience and extensive business relationships within the computer software and e-business fields. Options granted to Mr. Goldman are adjusted whenever there are significant new stock option grants or shares of Common Stock issued to others. In the absence of significant new grants to others, Mr. Goldman's options are adjusted on a quarterly basis. As of March 31, 2000, Mr. Goldman has been granted options to purchase 230,000 shares of Common Stock at exercise prices ranging from $1.25 to $4.00. Options granted to Mr. Goldman have been included in the Company's issued and outstanding stock options granted to employee and non-employees. See Notes 9 and 11 of the Company's consolidated financial statements.

     On May 27, 1999, MangoSoft Corporation and Steve Frank, MangoSoft Corporation's former Chief Executive Officer, reached a settlement agreement and general release of claims brought by both parties over the termination of Mr. Frank. As part of the settlement agreement, MangoSoft Corporation agreed to repurchase 200,000 shares of its common stock for the sum of $100,000 upon the completion of financing in the aggregate amount of $3,000,000. In connection with the Merger, the Company repurchased the 200,000 shares from Mr. Frank as agreed.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 105,000,000 shares, 100,000,000 of which are Common Stock and 5,000,000 of which are preferred stock.

     Common Stock. Under Nevada law and the Company's Articles of Incorporation, holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

     Preferred Stock. The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Company's outstanding capital stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. All of the shares of Series A Convertible Preferred Stock issued in the March 2000 financing have been converted into Common Stock and canceled.

     Anti-takeover Effects of Provisions of the By-Laws. The Company's By-Laws provide that stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 10% of the Company's voting capital stock. These provisions of the By-Laws and the existence of authorized, but undesignated, preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and discourage certain types of transactions that may involve an actual or threatened change of control. Such provisions could have the effect of discouraging others from making tender offers for the Common Stock and, as a consequence, may also inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts.

     Transfer Agent. The Transfer Agent for the Common Stock is Interwest Transfer Company.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Market Information. As of May 25, 2000, the Company had a total of 26,711,093 shares of Common Stock issued and outstanding. The Company estimates that approximately 1,575,000 shares of Common Stock are freely tradable, including (i) 187,800 shares, as adjusted for the 1.734 for 1 stock split effected pursuant to the Merger, registered on Form SB-2, Commission File No. 33-93994, which became effective on October 25, 1995 and (ii) 1,387,200 shares previously restricted that are freely tradable under Rule 144(k) promulgated under the Securities Act.

     The Company estimates that approximately 25,136,093 shares of Common Stock, or 94% of the total issued and outstanding shares, are restricted securities under Rule 144 as follows:

     Shares of Common Stock issued pursuant to the Merger......... 15,308,998
     Shares of Common Stock sold to accredited investors..........  9,786,966
     Shares of Common Stock issued pursuant to the exercises of
     employee stock options.......................................     40,129
                                                                   -----------
     Total........................................................ 25,136,093

     The Common Stock is currently traded on the OTCBB under the ticker symbol "MNGX". The following sets forth the range of the high and low bid price quotations for each calendar quarter during which trading occurred during the prior two fiscal years. Such quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions:

                            HIGH           LOW
      2000
      First Quarter       $26.50         $8.25

      1999
      First Quarter        $7.50          $1.73
      Second Quarter       11.00           4.00
      Third Quarter        13.13           4.50
      Fourth Quarter        9.75           3.25

      1998
      First Quarter         N/A            N/A
      Second Quarter       $1.56          $1.50
      Third Quarter         1.56           1.50
      Fourth Quarter        1.25           1.25

     Holders. As of May 25, 2000, there were approximately 450 record holders of Common Stock. This number does not include stockholders for whom shares were held in a nominee or street name.

     Dividends. The Company has not previously paid any dividends on the Common Stock and does not anticipate paying cash dividends in the foreseeable future. The only restrictions that limit the Company's ability to pay dividends on the Common Stock are those imposed by Nevada law. Under Nevada law, no dividends or other distributions may be made which would render the Company insolvent or reduce the Company's assets to less than the sum of its liabilities plus the amount needed to satisfy any liquidation preference.

ITEM 2. LEGAL PROCEEDINGS.

     On August 30, 1999, one of the Company's stockholders filed suit in Orange County, California Superior Court alleging damages for fraud in the sale of securities under both federal and California law and seeking rescission of the purchase price of such securities. The caption of the matter is Rafik Y. Kammell, Plaintiff, v. Cachelink Corp., a Delaware corporation, Steven Frank, individually, Leonard Davidson, individually, Value Investing Partners, Inc., a corporation, Kevin R. Greene, individually, and Does 1 to 300, inclusive, Defendants, and the case number OCSC 813867. The stockholder alleges misrepresentations, both verbal and within a private placement memorandum, of the Company's technology and product readiness, the state of the Company's marketing and sales activities and the returns the stockholder expected from his investment in the Company. The stockholder further alleges that these purported misrepresentations induced the stockholder's investment in the Company. The stockholder seeks damages in the amount of $50,000, the amount of the stockholder's original investment, plus interest. The Company answered the complaint, denied all material allegations and asserted various affirmative defenses. Discovery has commenced. The Company believes that this litigation will not have a material adverse effect on its business, financial condition and results of operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On January 11, 2000, the Company dismissed its then current independent accountant, David T. Thomson P.C. ("Thomson"). The decision to change independent accountants was recommended by the Company's Audit Committee and approved by the Board of Directors of the

Company on October 14, 1999. The Company appointed Deloitte & Touche LLP as its independent accountant as of January 11, 2000.

     The Company's change in independent accountants was a result of the Merger. Thomson was the accountant for First American Clock and Deloitte & Touche had been the auditor for MangoSoft Corporation since its inception. Following the Merger, the Company appointed Deloitte & Touche as its independent accountant to ensure continuity.

     Thomson's report on the financial statements of First American Clock for the fiscal years ended December 31, 1997 and 1998 did not contain an adverse opinion or disclaimer of opinion. Furthermore, such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. However, Thomson's reports for the fiscal years ended December 31, 1997 and 1998 contained doubt about First American Clock's ability to continue as a going concern.

     During the fiscal years ended December 31, 1998 and 1999, there were no disagreements between First American Clock and Thomson on any matter of accounting principles or practices, financial statement disclosures, auditing scope or procedure which, if not resolved to the satisfaction of Thomson, would have caused Thomson to make reference to the subject matter of the disagreement in connection with its reports.

     During fiscal years ended December 31, 1998 and 1999, the Company consulted with Deloitte & Touche regarding the application of accounting principles involved in the Merger, subsequent events, and the Company's Form 10-QSB as filed with the Commission on November 19, 1999. The long-standing relationship between MangoSoft Corporation and Deloitte & Touche and the advice rendered by Deloitte & Touche to the Company in connection with the accounting treatment of the Merger and related filings were important factors considered by the Company in reaching a decision as to the respective accounting, auditing or financial issues involved in these transactions and filings.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following are the sales of unregistered securities made by the Company since its inception:

                                                                              FACE VALUE         AGGREGATE
                                                                                OF DEBT           PROCEEDS
                                                             NUMBER OF       (IN MILLIONS       (IN MILLIONS
         DATE                          DESCRIPTION             SHARES            ($))               ($))
                                                         ------------------ ---------------  ------------------
August 1995      MangoSoft Corporation Series A
                 Convertible Preferred Stock.............    2,250,000            --                    $1.5
December 1995    MangoSoft Corporation Series B
                 Convertible Preferred Stock.............      750,002            --                     2.0

                                                                             FACE VALUE              AGGREGATE
                                                                               OF DEBT               PROCEEDS
                                                             NUMBER OF      (IN MILLIONS           (IN MILLIONS
         DATE                          DESCRIPTION             SHARES           ($))                   ($))
                                                         ---------------------------------      ------------------
June 1996        MangoSoft Corporation Series C
                 Redeemable Convertible Preferred
                 Stock..................................     1,500,000          --                       9.0
April 1997       MangoSoft Corporation Series D
                 Redeemable Convertible Preferred
                 Stock..................................       799,751          --                       6.4
December 1997    MangoSoft Corporation Series E
                 Redeemable Convertible Preferred
                 Stock..................................     1,450,000          --                      13.1
October 1998     MangoSoft Corporation demand notes
                 issued to related parties..............                       $2.0                      2.0
February 1999    MangoSoft Corporation 12% Notes........                        4.0                      4.0
September 1999   Common Stock of the Company............     3,000,000          --                       3.8
March 2000       Series A Preferred Stock of the
                 Company (subsequently converted to
                 Common Stock on a 1 to 1 basis)........     2,500,000          --                      10.0
March/April
2000             Common Stock of the Company............     4,200,000          --                      21.0
May 2000         Common Stock of the Company............       252,000          --                       1.2
                                                                             ----------         -------------
                 Total..................................                       $6.0                    $74.0
                                                                             ==========         =============

     In addition, prior to the Merger, MangoSoft Corporation issued approximately 270,000 warrants to purchase its common stock at various exercise prices. These warrants were canceled in connection with the Merger. MangoSoft Corporation executed warrant termination agreements with certain of the holders of such warrants which agreements provided for the issuance to such holders of warrants to purchase Common Stock. The Company is in the process of documenting these and certain other issuances of warrants. Once documented, the Company will issue approximately 120,000 warrants to purchase Common Stock at an exercise price of $1.25 per share and approximately 85,000 warrants to purchase Common Stock at an exercise price of $4.00 per share.

     All sales of the Company's debt and equity securities were made to sophisticated investors pursuant to Section 4(2) of the Securities Act or to accredited investors as defined in Rule 501 of Regulation D. Accordingly, the offers and sales of such securities were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Regulation D promulgated thereunder.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Articles of Incorporation contain provisions that limit the liability of directors in certain instances. As permitted by the Nevada General Corporation Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders that involve (i) intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Nevada Revised Statutes 78.300.

                                    PART F/S

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report......................................................... 24
Consolidated Statements of Operations for the Years Ended December 31, 1999
        and 1998 and Cumulative for the Period from June 15, 1995
        (Inception) To December 31, 1999............................................. 25
Consolidated Balance Sheets as of December 31, 1999 and 1998......................... 26
Consolidated Statements of Stockholders' Equity (Deficiency) for the Years Ended
        December 31, 1999 and 1998 and Cumulative for the Period From
        June 15, 1995 (Inception) to December 31, 1999............................... 27
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999
        and 1998 and Cumulative for the Period From June 15, 1995
        (Inception) to December 31, 1999............................................. 28
Notes to Consolidated  Financial Statements.......................................... 29
Unaudited Condensed Consolidated Statements of Operations for the Three Months
        Ended March 31, 2000 and 1999 and Cumulative for the Period from
        June 15, 1995 (Inception) to March 31, 2000.................................. 40
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2000 and
        December 31, 1999............................................................ 41
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months
        Ended March 31, 2000 and 1999 and Cumulative for the
        Period from June 15, 1995 (Inception) to March 31, 2000...................... 42
Notes to Unaudited Condensed Consolidated Financial Statements....................... 43

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders and Board of Directors of MangoSoft, Inc. :

We have audited the accompanying consolidated balance sheets of MangoSoft, Inc. and subsidiary (a development stage company) (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended and cumulative for the period from June 15, 1995 (inception) to December 31, 1999. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MangoSoft, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended and cumulative for the period from June 15, 1995 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, during 1999, the Company merged with MangoSoft Corporation in a transaction to be accounted for as a reverse acquisition. Following the merger, the business to be conducted by the Company is the business previously conducted by MangoSoft Corporation.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development stage enterprise engaged in the development of computer network technology. As discussed in Note 1, the Company's recurring losses from operations and its dependency on financing raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.






/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts

March 3, 2000
(April 11, 2000 as to the first three paragraphs of Note 14;
May 19, 2000 as to the last paragraph of Note 14)

                         MANGOSOFT, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 Cumulative From
                                                                   Year Ended December 31,       June 15, 1995
                                                                  --------------------------     (Inception) To
                                                                    1999            1998        December 31, 1999
                                                                  ---------       ----------    ------------------
Revenues .....................................................   $     37,207    $    245,406    $    282,613
Cost of revenues .............................................            363          91,529          91,892
                                                                 ------------    ------------    ------------
   Gross margin ..............................................         36,844         153,877         190,721

Costs and expenses:
 Research and development (excluding
   stock-based  compensation of
   $10,085,922 in 1999 and cumulative
   from June 15, 1995 (inception) to
   December 31, 1999) ........................................      4,420,903       6,615,558      22,985,471

Selling and marketing (excluding
   stock-based compensation of
   $1,303,333 in 1999 and
   cumulative from June 15, 1995
   (inception) to December 31, 1999) .........................        412,842       2,608,190       9,499,512

General and administrative (excluding stock-
   based compensation of $9,345,440 in 1999 and
   cumulative from June 15, 1995 (inception) to
   December 31, 1999) ........................................      2,204,499       3,388,312      10,578,153

Stock-based compensation .....................................     20,734,695            --        20,734,695
Consulting fees to related parties ...........................         64,888         647,795         712,683
                                                                 ------------    ------------    ------------
   Loss from operations ......................................    (27,800,983)    (13,105,978)    (64,319,793)
Interest income ..............................................         13,542         168,498         578,618
Interest expense:
 Interest expense to related parties (including
  $3,027,375 relating to a beneficial conversion
  feature in 1999 and cumulative from June 15,
  1995 (inception) to December 31, 1999) .....................     (3,391,167)        (19,726)     (3,410,893)
 Other interest expense (including $1,832,625
  relating to a beneficial conversion feature in
  1999 and cumulative from June 15, 1995 to
  December 31, 1999) .........................................     (1,837,490)        (49,507)     (1,886,997)
                                                                 ------------    ------------    ------------
   Total interest expense ....................................     (5,228,657)        (69,233)     (5,297,890)
Other income (expense), net ..................................         (5,547)        (67,200)        (72,747)
                                                                 ------------    ------------    ------------
 Net loss ....................................................    (33,021,645)    (13,073,913)    (69,111,812)
Accretion of redeemable preferred stock ......................      1,884,923       2,634,482       6,604,024
                                                                 ------------    ------------    ------------
Net loss applicable to common stockholders....................   $(34,906,568)   $(15,708,395)   $(75,715,836)
                                                                 ============    ============    ============
Net loss per common share - basic and diluted.................   $      (5.44)   $    (115.19)
Shares used in computing basic and diluted net loss
 per common share ............................................      6,414,178         136,367



                 See Notes to Consolidated Financial Statements

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS


                                                                                         December 31,
                                                                                         ------------
                                                                                     1999             1998
                                                                                     ----             ----
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ...............................................   $     29,959    $    232,637
     Accounts receivable, net of an allowance of $9,702 in 1998 ..............           --             9,458
     Inventory ...............................................................           --               275
     Prepaid insurance .......................................................        120,968            --
     Other prepaid expenses and current assets ...............................          7,187           3,591
                                                                                 ------------    ------------
          Total current assets ...............................................        158,114         245,961

PROPERTY AND EQUIPMENT--Net ..................................................        147,889         206,264
DEPOSITS AND OTHER ASSETS ....................................................          5,943           5,943
                                                                                 ------------    ------------
     TOTAL ...................................................................   $    311,946    $    458,168
                                                                                 ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
     Demand notes payable to related parties .................................   $    232,500    $  2,000,000
     Other short-term debt....................................................         92,904         750,000
     Accrued expenses to related parties .....................................        712,683         647,795
     Accounts payable, including past due amounts ............................      1,558,988       1,768,456
     Accrued payroll .........................................................        192,191         142,834
     Accrued merger costs ....................................................         77,893           --
     Other accrued expenses ..................................................        414,734         424,172
     Deferred revenue ........................................................          --             19,160
                                                                                 ------------    ------------
          Total current liabilities ..........................................      3,281,893       5,752,417

COMMITMENTS AND CONTINGENCIES

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
        Redeemable convertible preferred stock, Series C .....................           --        10,536,748
        Redeemable convertible preferred stock, Series D .....................           --         7,193,384
        Redeemable convertible preferred stock, Series E .....................           --        14,233,546
                                                                                 ------------    ------------
                 Total redeemable preferred stock ............................           --        31,963,678
                                                                                 ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIENCY):
        Convertible preferred stock, Series A ................................           --            22,500
        Convertible preferred stock, Series B ................................           --             7,500
        Common stock..........................................................         19,924             761
        Additional paid-in capital ...........................................     72,185,728            --
        Deferred compensation ................................................     (2,980,343)           --
        Deficit accumulated during the development stage .....................    (72,195,256)    (37,288,688)
                                                                                 ------------    ------------
          Total stockholders' equity  (deficiency) ...........................     (2,969,947)    (37,257,927)
                                                                                 ------------    ------------
TOTAL.........................................................................   $    311,946    $    458,168
                                                                                 ============    ============

                 See Notes to Consolidated Financial Statements.

                         MANGOSOFT, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)


                                                                   Convertible Preferred       Convertible Preferred
                                                                     Stock, Series A             Stock, Series B
                                                                   --------------------        --------------------
                                                                   Shares        Amount        Shares        Amount
                                                                   -------      -------        -------      -------
Balance, June 15, 1995 (Inception).............................      --         $ --             --          $ --
 Issuance of common stock at $0.001 per share .................      --           --             --            --
 Issuance of convertible preferred stock, at $0.67 per share
    Series A, net of issuance costs of $26,998.................   2,250,000     22,500           --            --
 Issuance of convertible preferred stock, at $2.67 per share
    Series B, net of issuance costs of $14,401.................      --           --           750,002         7,500
 Net loss......................................................      --           --             --            --
                                                                  ---------  ------------  --------------  ----------
Balance, December 31, 1995.....................................   2,250,000     22,500         750,002         7,500
 Accretion of redeemable convertible preferred stock...........      --           --             --            --
 Net loss......................................................      --           --             --            --
                                                                  ----------  -----------  --------------  ----------
Balance, December 31, 1996.....................................   2,250,000     22,500         750,002         7,500
 Accretion of redeemable convertible preferred stock...........      --           --             --            --
 Net loss......................................................      --           --             --            --
                                                                  ----------  -----------  --------------  ----------
Balance, December 31, 1997.....................................   2,250,000     22,500         750,002         7,500
 Conversion of accounts payable at $8.00 per share ............      --           --             --            --
 Accretion of redeemable convertible preferred stock...........      --           --             --            --
 Net loss......................................................      --           --             --            --
                                                                  ----------  -----------  --------------  ----------
Balance, December 31, 1998.....................................   2,250,000     22,500         750,002         7,500
 Accretion of redeemable convertible preferred stock...........      --           --             --            --
 Purchase and retirement of common stock from related
   party at $0.50 per share ...................................      --           --             --            --
 Adjustment to reflect the exchange of common stock in
   connection with the reverse merger, at $0.001 par value ....      --           --             --            --
 Issuance of common stock in exchange for preferred stock,
  see footnote to this statement ..............................  (2,250,000)   (22,500)       (750,002)       (7,500)
 Conversion of 12% senior secured convertible notes
   payable and related accrued interest at $0.71 per share.....      --           --             --            --
 Beneficial conversion feature of 12% convertible notes........      --           --             --            --
 Common stock held by former First American Clock
   shareholders, converted into $0.001 par value common stock..      --           --             --            --
 Issuance of common stock to placement agent valued at
   $1.25 per share ............................................      --           --             --            --
 Issuance of common stock at $1.25 per share, net of offering
  costs of $651,173 ...........................................      --           --             --            --
 Stock-based compensation (options to purchase 3,235,993 common shares granted in 1999, containing SARs, with intrinsic values
  ranging from $0.40 to $8.50 per share) ......................      --           --             --            --
 Net loss......................................................      --           --             --            --
                                                                  ----------  -----------  --------------  ----------
Balance, December 31, 1999.....................................      --         $ --             --          $ --
                                                                  ==========  ===========  ==============  ==========





                                                                          Common Stock           Additional
                                                                      --------------------        Paid-In          Deferred
                                                                      Shares        Amount        Capital         Compensation
                                                                      -------      -------      ------------     --------------
Balance, June 15, 1995 (Inception).............................        --          $ --            $ --             $  --
 Issuance of common stock at $0.001 per share..................      750,000         750             --                --
 Issuance of convertible preferred stock at $0.67 per share,
    Series A, net of issuance costs of $26,998.................        --            --           1,451,057            --
 Issuance of convertible preferred stock at $2.67 per share,
    Series B, net of issuance costs of $14,401.................        --            --           1,979,534            --
 Net loss......................................................        --            --              --                --
                                                                  -----------  -----------  ------------------  -----------------
Balance, December 31, 1995.....................................      750,000         750          3,430,591            --
 Accretion of redeemable convertible preferred stock...........        --            --            (486,523)           --
 Net loss......................................................        --            --              --                --
                                                                  -----------  -----------  ------------------  -----------------
Balance, December 31, 1996.....................................      750,000         750          2,944,068            --
 Accretion of redeemable convertible preferred stock...........        --            --          (1,598,096)           --
 Net loss......................................................        --            --              --                --
                                                                  -----------  -----------  ------------------  -----------------
Balance, December 31, 1997.....................................      750,000         750          1,345,972            --
 Conversion of accounts payable at $8.00 per share ............       11,250          11             89,989            --
 Accretion of redeemable convertible preferred stock...........        --            --          (1,435,961)           --
 Net loss......................................................        --            --              --                --
                                                                  -----------  -----------  ------------------  -----------------
Balance, December 31, 1998.....................................      761,250         761             --                --
 Accretion of redeemable convertible preferred stock...........          --          --              --                --
 Purchase and retirement of common stock from related
   party at $0.50 per share ...................................     (200,000)       (200)           (99,800)           --
 Adjustment to reflect the exchange of common stock in
   connection with the reverse merger, at $0.001 par value ....     (460,381)       (460)               460            --
 Issuance of common stock in exchange for preferred stock,
   see footnote to this statement .............................    5,908,129       5,908         33,872,709            --
 Conversion of 12% senior secured convertible notes
   payable and related accrued interest at $0.71 per share ....    9,000,000       9,000          6,368,409            --
 Beneficial conversion feature of 12% convertible notes........        --            --           4,860,000            --
 Common stock held by former First American Clock
   shareholders, converted into $0.001 par value  common stock.    1,575,000       1,575             (1,575)           --
 Issuance of common stock to placement agent valued at
   $1.25 per  share ...........................................      300,000         300            374,700            --
 Issuance of common stock at $1.25 per share, net of
   issuance costs of $651,173..................................    3,000,000       3,000          3,095,827            --
 Stock-based compensation (options to purchase 3,235,993 common shares granted in 1999, containing SARs, with intrinsic
   values ranging from $0.40 to $8.50 per share) ..............       40,129          40         23,714,998       (2,980,343)
 Net loss......................................................        --            --             --                 --
                                                                  -----------  -----------  ------------------  -----------------
Balance, December 31, 1999.....................................   19,924,127     $19,924        $72,185,728      $(2,980,343)
                                                                  ===========  ===========  ==================  =================





                                                                    Deficit
                                                                  Accumulated
                                                                   During The
                                                                  Development
                                                                     Stage                   Total
                                                                    ------                   -----
Balance, June 15, 1995 (Inception).............................    $   --              $       --
 Issuance of common stock at $0.001 per share..................        --                     750
 Issuance of convertible preferred stock at $0.67 per share,
    Series A, net of issuance costs of $26,998.................        --               1,473,557
 Issuance of convertible preferred stock at $2.67 per share,
    Series B, net of issuance costs of $14,401.................        --               1,987,034
 Net loss......................................................   (1,119,683)          (1,119,683)
                                                                   -----------         -----------
Balance, December 31, 1995.....................................   (1,119,683)           2,341,658
 Accretion of redeemable convertible preferred stock...........        --                (486,523)
 Net loss......................................................   (6,115,576)          (6,115,576)
                                                                   -----------         -----------
Balance, December 31, 1996.....................................   (7,235,259)          (4,260,441)
 Accretion of redeemable convertible preferred stock...........        --              (1,598,096)
 Net loss......................................................  (15,780,995)         (15,780,995)
                                                                   -----------        -------------
Balance, December 31, 1997.....................................  (23,016,254)         (21,639,532)
 Conversion of accounts payable at $8.00 per share.............        --                  90,000
 Accretion of redeemable convertible preferred stock...........   (1,198,521)          (2,634,482)
 Net loss......................................................  (13,073,913)         (13,073,913)
                                                                   -----------        --------------
Balance, December 31, 1998.....................................  (37,288,688)         (37,257,927)
 Accretion of redeemable convertible preferred stock...........   (1,884,923)          (1,884,923)
 Purchase and retirement of common stock from related
   party at $0.50 per share....................................       --                 (100,000)
 Adjustment to reflect the exchange of common stock in
   connection with the reverse merger, at $0.001 par value.....       --                   --
 Issuance of common stock in exchange for preferred stock,
   see footnote to this statement ..............................      --               33,848,617
 Conversion of 12% senior secured convertible notes
   payable and related accrued interest at $0.71 per share.....       --                6,377,409
 Beneficial conversion feature of 12% convertible notes........       --                4,860,000
 Common stock held by former First American Clock
   shareholders, converted into $0.001 par value common stock..       --                   --
 Issuance of common stock to placement agent valued at
   $1.25 per share.............................................       --                  375,000
 Issuance of common stock at $1.25 per share, net of offering
   costs of $651,173 ..........................................       --                3,098,827
 Stock-based compensation (options to purchase 3,235,993
   common shares granted in 1999, containing SARs, with
   intrinsic values ranging from $0.40 to $8.50 per share).....       --               20,734,695
 Net loss......................................................  (33,021,645)         (33,021,645)
                                                                  -----------       --------------
Balance, December 31, 1999..................................... $(72,195,256)         $(2,969,947)
                                                                  ===========       ===============

Footnote:
(2,250,000 and 750,002 shares of Series A and Series B Preferred Stock converted at a 0.17990 to 1 ratio; 1,500,000 shares of Series C Preferred Stock converted at a 1.13288 to 1 ratio; 799,751 shares of Series D Preferred Stock converted at a 1.50673 to 1 ratio; and 1,450,000 shares of Series E Preferred Stock at a
1.69932 to 1 ratio)

                 See Notes to Consolidated Financial Statements.

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        Cumulative From
                                                                            Year Ended December 31,      June 15, 1995
                                                                           ------------------------     (Inception) To
                                                                            1999              1998     December 31, 1999
                                                                           -------           -------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ............................................................   $(33,021,645)   $(13,073,913)   $(69,111,812)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization ..................................        115,752         542,166       2,051,566
     Stock-based compensation .......................................     20,734,695              --      20,734,695
     Beneficial conversion feature of 12% convertible notes .........      4,860,000              --       4,860,000
     Accrued interest converted into paid-in capital in connection
         with the conversion of the 12% convertible notes ...........        377,409              --         377,409
     Loss on disposal of equipment ..................................             --          71,942          71,942
     Change in assets and liabilities:
        Accounts receivable .........................................          9,458         140,063              --
        Inventory ...................................................            275          62,761              --
        Prepaid insurance and other current assets...................         11,524          81,823           7,933
        Deposits and other assets ...................................             --         175,657          (5,943)
        Accrued expenses to related parties .........................         64,888         647,795         712,683
        Accounts payable ............................................       (209,468)       (140,123)      1,558,988
        Accrued payroll .............................................         49,357         (74,754)        192,191
        Other accrued expenses ......................................         (9,422)       (189,049)        414,750
        Deferred revenue ............................................        (19,160)       (130,361)             --
                                                                        ------------    ------------    ------------
               Total adjustments ....................................     25,985,308       1,187,920      30,976,214
                                                                        ------------    ------------    ------------
               Net cash used in operating activities ................     (7,036,337)    (11,885,993)    (38,135,598)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for property and equipment ........................        (57,377)       (214,348)     (2,284,146)
     Payment of merger costs ........................................       (198,280)           --          (198,280)
     Proceeds from sale of fixed assets .............................           --            12,749          12,749
                                                                        ------------    ------------    ------------
            Net cash used in investing activities ...................       (255,657)       (201,599)     (2,469,677)
                                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of notes to related parties .............      2,232,500       2,000,000       4,232,500
     Proceeds from other debt financings ............................      2,000,000         750,000       2,750,000
     Repayments of other debt financings ............................       (793,184)             --        (793,184)
     Net proceeds from issuance of common and preferred stock .......      3,750,000         203,837      34,545,918
     Purchase  of common stock from related party....................       (100,000)             --        (100,000)
                                                                        ------------    ------------    ------------
               Net cash provided from financing activities ..........      7,089,316       2,953,837      40,635,234
                                                                        ------------    ------------    ------------

NET INCREASE (DECREASE)  IN CASH AND EQUIVALENTS ....................       (202,678)     (9,133,755)         29,959

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ......................        232,637       9,366,392              --
                                                                        ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD ............................   $     29,959    $    232,637    $     29,959
                                                                        ============    ============    ============

                 See Notes to Consolidated Financial Statements.

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS

         MangoSoft, Inc. and subsidiary (a development stage company) ("the Company") develops advanced software technology to simplify, expand and integrate networking and pooled use of computer resources. It is engaged in a single operating segment of the computer software industry.

          The Company is considered to be a development stage company because it has not generated significant revenues from products that have been developed-to-date. The Company is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependencies on key individuals, competition from other substitute products and larger companies, the successful development and marketing of its products and the need to obtain adequate additional financing necessary to fund future operations.

            The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 1999 and 1998, and cumulative for the period from June 15, 1995 (inception) to December 31, 1999, the Company incurred net losses of $33,021,645, $13,073,913 and $69,111,812, respectively, and at December 31,
     1999 a substantial portion of it's accounts payable were past due. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Based upon the raising of approximately $29.4 million in proceeds from the sale of common stock and Convertible Preferred Stock, Series A, subsequent to December 31, 1999 (see Note 14), management believes that the Company will have sufficient capital to fund its existing operations for the next twelve (12) months.

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing, and ultimately to attain profitability.

2.   MERGER TRANSACTION AND BASIS OF PRESENTATION

         On September 7, 1999, MangoMerger Corp., a wholly-owned subsidiary of First American Clock Co. ("First American"), merged with and into MangoSoft Corporation, pursuant to an Agreement and Plan of Merger ("the Merger") dated August 27, 1999. Following the merger the business to be conducted by First American was the business conducted by MangoSoft Corporation prior to the merger. In conjunction with the merger, First American , which is the legal acquirer and surviving legal entity, changed its name to MangoSoft, Inc. ("MangoSoft, Inc.").

         Immediately after the Merger, the former common and preferred stockholders of MangoSoft Corporation held 6,008,998 shares of the Company's common stock, while the former common stockholders of First American held 1,575,000 shares of the Company's common stock. In addition, the 12% Senior Secured Convertible Notes (the "12% convertible notes") in the aggregate of $6,000,000 held by creditors of MangoSoft Corporation were converted into an aggregate of 9,000,000 shares of the Company's common stock. As part of the Merger, the Company completed a private placement (the "Private Placement") of 3,000,000 shares of common stock for net proceeds of approximately $3,098,827. The Company also issued 300,000 shares of common stock to the placement agent in respect of such Private Placement.

         At the time of the Merger, the common shares issued to the former stockholders of MangoSoft Corporation represented a majority of the Company's common stock, enabling them to retain voting and operating control of the Company. Because First American was a non-operating entity and the closing of the Private Placement was contingent upon the closing of the Merger, the Merger was accounted for as a capital transaction and was treated as a reverse acquisition as the shareholders of MangoSoft Corporation received the larger portion of the voting interests in the combined enterprise. Estimated costs of the merger of $276,173 and the value ($375,000) of the 300,000 shares of common stock issued to the placement agent have been recorded as issuance costs of the Private Placement.

         Since the accounting applied differs from the legal form of the merger, the Company's financial information for periods prior to the merger represent the financial results of MangoSoft Corporation.

           Pro Forma Disclosure (Unaudited) - The following table represents the unaudited pro forma results of operations for the years ended December 31, 1999 and 1998 assuming the merger had occurred on January 1, 1998, the beginning of the earliest period presented in the accompanying Consolidated Statements of Operations. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of what would have occurred had the merger occurred at that date or of results which may occur in the future.

                                                        (Unaudited)
                                                   Year Ended December 31,
                                                   -----------------------
                                                    1999            1998
                                                    ----            ----
Revenue ....................................   $     37,207    $    245,406
Loss from operations .......................    (27,801,521)    (13,133,180)
Net loss ...................................    (33,008,354)    (13,101,389)
Net loss applicable to common stockholders .    (33,008,354)    (13,101,389)

Net loss per common share ..................   $      (1.90)   $      (1.55)
Shares used in computing net loss per common
       Share ...............................     17,385,425       8,428,664

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation - As described in Note 2, the Company completed a merger on September 7, 1999 that has been accounted for as a reverse acquisition. Accordingly, the Company's consolidated financial statements for periods prior to September 7, 1999 represent those of MangoSoft Corporation, which is considered to be the acquirer for accounting purposes. The consolidated financial statements for periods subsequent to September 7, 1999 include the accounts of the Company and its wholly owned subsidiary after the elimination of all significant intercompany balances.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Actual results could differ from those estimates.

         Fair Value of Financial Instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable and short-term debt are carried at cost which approximates their fair value because of the short-term maturity of these financial instruments.

         Cash and Equivalents - Cash and equivalents include cash on hand, cash deposited with banks and highly liquid debt securities with remaining maturities of ninety days or less when purchased.

         Inventory - Inventory is stated at lower of cost or market using the first-in, first-out method. Inventory consists of costs associated with printing and packaging of software.

         Property and Equipment - Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (one to five years) of the related assets. The Company periodically evaluates the recoverability of its long-lived assets based on the expected undiscounted cash flows and recognizes impairments, if any, based on discounted cash flows.

         Revenue Recognition - Revenue is recognized when earned. The Company sells its products primarily through distributors, wherein the revenue is recognized upon resale of the products by the distributor. Revenue from products licensed to original equipment manufacturers ("OEMs") is recognized when OEMs ship the licensed products. Provisions are recorded for estimated product returns and allowances.

         Software Development Costs - Costs incurred prior to technological feasibility of the Company's software products are expensed as research and development costs. Certain costs incurred after technological feasibility has been established are capitalized. In 1999 and 1998, no such costs were capitalized.

         Stock-Based Compensation - The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

         Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

         Income Taxes - The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates presently in effect. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

         Net Loss Per Common Share - The Company computes basic and diluted earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period.

         Basic and diluted loss per common share are the same for all periods presented, as potentially dilutive stock options of 3,150,428 in 1999 and 1,994,737 in 1998 have not been included in the calculation as their effect is antidilutive.

         Comprehensive Income - Comprehensive income (loss) was equal to net income (loss) for each year.

         Future Adoption of Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for periods beginning after June 15, 2000. The Company is currently evaluating the effect, if any, SFAS No. 133 will have on the Company's financial position and its results of operations. The Company will adopt this accounting standard on January 1, 2001, as required.

         Reclassifications - Certain reclassifications have been made to the 1998 and cumulative since inception amounts to conform to the 1999 presentation.

         Supplemental Cash Flow Information - The following table sets forth certain supplemental cash flow information for the years ended December 31, 1999 and 1998, and cumulative for the period from June 15, 1995 (inception) to December 31, 1999:

                                                                                                                 Cumulative
                                                                                                                    From
                                                                                                              June 15, 1995
                                                                                   Year Ended December 31,    (Inception) To
                                                                                   -----------------------      December 31,
                                                                                       1999          1998           1999
                                                                                       ----          ----           ----

           Cash paid during the period for interest ............................   $    18,964   $    69,233   $    87,927

          Non-Cash Financing Activities
           Stock-based compensation ............................................   $20,734,695   $      --     $20,734,695
           Merger-related transactions:
               Conversion of redeemable convertible preferred stock into common
               stock ...........................................................    33,818,617          --      33,818,617
               Conversion of convertible preferred stock into common stock .....        30,000          --          30,000
               Conversion of 12% convertible notes into common stock............     6,000,000          --       6,000,000
               Beneficial conversion feature on conversion of 12%
                   convertible notes ...........................................     4,860,000          --       4,860,000
               Conversion of accrued interest payable into common stock ........       377,409          --         377,409
               Common stock issued in lieu of investment banking fees...........           300          --             300
            Accretion of redeemable convertible preferred stock ................     1,884,923     2,634,482     6,604,024
            Issuance of note to finance prepaid insurance premium ..............       136,088          --         136,088
            Conversion of accounts payable into common stock ...................         --           90,000        90,000


4. PROPERTY AND EQUIPMENT

         Property and equipment at December 31, 1999 and 1998 consists of the following:

                                          December 31,
                                        -----------------
                                        1999         1998
                                        ----         ----

Computer equipment ...............   $1,571,277   $1,529,654
Furniture and fixtures ...........      309,302      309,302
Leasehold improvements ...........      198,052      198,052
                                     ----------   ----------
       Total .....................    2,078,631    2,037,008
Accumulated depreciation .........   (1,930,742)  (1,830,744)
                                     ----------   ----------
      Property and equipment - net   $  147,889   $  206,264
                                     ==========   ==========

5. SHORT-TERM DEBT

         Short-term debt consisted of the following at:

                                                      December 31,
                                                      ------------
                                                  1999               1998
                                                  ----               ----
 Demand notes payable to related parties...    $ 232,500         $ 2,000,000
 Note payable to insurance company.........       92,904                 --
 Equipment term loan due to bank...........           --             750,000
                                               ---------         -----------
       Total...............................    $ 325,404         $ 2,750,000
                                               =========         ===========

         In December 1999, the Company entered into a financing arrangement with two stockholders to provide $232,500 of interim financing through the issuance of demand notes. The notes are unsecured, bear interest at an annual rate of 8%, and are senior to all other obligations of the Company. In October 1998, the Company entered into similar arrangements with these same two stockholders to provide $2,000,000 of interim financing.

         In September 1999, the Company executed a note payable to an insurance company to finance an insurance premium. The $92,904 balance at December 31, 1999 is due in six monthly installments of approximately $15,661, including interest at an annual rate of 8.5%, with a final maturity on June 3, 2000.

         In August 1999, the Company entered into a financing arrangement with two additional stockholders to provide $400,000 of interim financing in advance of the merger. The notes were unsecured, carried interest at an annual rate of 9%, and automatically converted into common stock at $1.25 per share in conjunction with the merger on September 7, 1999.

          In February 1999, the Company issued $4,000,000 in 12% convertible notes, which included $2,000,000 from conversion of the demand notes issued to the two stockholders in 1998. Subsequent to the February 1999 issuance, the two stockholders purchased an additional $2,000,000 in 12% convertible notes to enable the Company to meet its financing needs. The 12% convertible notes were secured by substantially all of the Company's assets, and were convertible into common stock at the option of the holder at $3.50 per common share, or at 75% of the lowest cash price paid in any equity offering during the period the 12% convertible notes were outstanding. In addition, the conversion price would continue to decrease by 5% per month for each month following the initial six-month period the Notes remained unpaid, providing that the final conversion value would never be lower than 50% of the lowest price paid by investors in any equity financing. The total $6,000,000 in 12% convertible notes plus the related accrued interest of $377,409 was converted into 9,000,000 shares of MangoSoft, Inc. common stock at a value of $.71 per share in connection with the merger.

         The 12% convertible notes contained a beneficial conversion feature which allowed their conversion into common stock at less than the fair market value of the common stock. As part of the Merger, the Company completed the Private Placement of 3,000,000 shares of its common stock at $1.25 per share for net proceeds of approximately $3,098,827. This per share value was the lowest cash price paid in any equity offering during the period the 12% convertible notes were outstanding. At the time of the Merger, the terms of the 12% convertible notes allowed for its conversion at 65% of the $1.25 per share equity offering price, or $0.81 per share. To facilitate the completion of the Company's Merger, a Note Conversion Agreement was entered into between the Company and the holders of the 12% convertible notes which allowed for their conversion at $0.71 per share (including accrued interest), or $0.54 per share below the fair market value of the Company's common stock. In accordance with EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the difference of $4,860,000 was recognized as a beneficial conversion feature through a charge to interest expense and a credit to additional paid-in capital.

         Upon conversion of the 12% convertible notes, the accrued interest expense was no longer payable and was credited to additional paid-in capital.

         On May 28, 1998, the Company entered into a $1,250,000 financing agreement with a bank. The financing consisted of a $750,000 equipment term loan and a $500,000 revolving loan. Advances against the revolving loan were based on a percentage of eligible accounts receivable. Interest was charged at the bank's prime rate plus 1/2% (8.25% at December 31, 1998). Borrowings were collateralized by substantially all of the Company's assets. The financing agreement contained financial and non-financial covenants including a prohibition on further indebtedness. The Company was not in compliance with its financial covenants as of December 31, 1998. Using proceeds received from the issuance of the Notes in February 1999, the Company repaid the $750,000 of outstanding borrowings, plus the related accrued interest, and the bank agreement was terminated.

6. INCOME TAXES

         The Company has federal and state tax net operating loss carryforwards available for future periods of approximately $42,000,000. The federal tax net operating loss carryforwards expire beginning in 2010, and state tax net operating loss carryforwards expire beginning in 2000. As a result of the changes in the ownership of the Company, there may be limitations on the amounts of net operating loss carryforwards that may be utilized in any one year. The Company also has research and development credits for federal and state tax purposes of approximately $1,023,000 and $756,000, respectively, which expire beginning in 2011.

         The tax effect of significant items comprising the Company's deferred tax assets at December 31, 1999 and 1998 are as follows:

                                           1999             1998
                                           ----             ----
Deferred tax assets:
    Net operating loss carryforwards   $ 16,896,000    $ 13,849,000
    Stock-based compensation .......      3,514,000            --
    Research and development credits      1,779,000       1,442,000
    Depreciation and amortization ..        241,000         316,000
    Organization costs and software          65,000         103,000
    Accrued vacation ...............         35,000          46,000
    Allowance for doubtful accounts          35,000          29,000
                                       ------------    ------------
                                         22,565,000      15,785,000
   Valuation allowance .............    (22,565,000)    (15,785,000)
                                       ------------    ------------
         Net deferred tax assets ...   $         --    $         --
                                       ============    ============

         The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of December 31, 1999 and 1998.

         A reconciliation between the amount of income tax determined by applying the applicable U.S. statutory tax rate to the pre-tax loss is as follows:
                                                    1999    1998
                                                    ----    ----

Federal statutory rate ..........................   (34)%   (34)%
State tax, net of federal impact ................    (6)     (6)
Non-deductible stock-based compensation .........    21     --
Provision for valuation allowance on deferred tax    19      40
  assets ........................................   ---     ---
                                                     --%     --%
                                                    ===     ===
7.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

         At December 31, 1998, the Company had 1,500,000 authorized, issued and outstanding shares of Series C Redeemable Convertible Preferred Stock, $.01 par value (the "Series C Preferred Stock") with a liquidation preference of $9 million; 1,000,000 authorized, 799,751 issued and outstanding shares of Series D Convertible Preferred Stock, $.01 par value (the "Series D Preferred Stock") with a liquidation preference of $6.4 million; and 1,450,000 authorized, issued and outstanding shares of Series E Convertible Preferred Stock, $.01 par value (the "Series E Preferred Stock") with a liquidation preference of $13.1 million (collectively, the "Redeemable Preferred Stock").

         The Redeemable Preferred Stock had no stated dividend rate. The holders were entitled to receive dividends had dividends been declared on either the Company's common stock or the Series A and B Convertible Preferred Stock. The Company has not declared dividends since its inception. Information with respect to the issuance of the Redeemable Preferred Stock is as follows:

                                             Issuance Date      Net Proceeds
                                             -------------      ------------
Series C Redeemable Preferred Stock,
1,500,000 shares at $6.00 per share, net
of offering costs of $783,355                  June 1996        $  8,216,645

Series D Redeemable Preferred Stock,
799,751 shares at $8.00 per share, net of
offering costs of $351,020                    April 1997           6,046,988

Series E Redeemable Preferred Stock,
1,450,000 shares at $9.00 per share, net
of offering costs of $272,893                December 1997        12,777,107
                                                                ------------
                                                                $ 27,040,740
                                                                ============

         Holders of the Redeemable Preferred Stock had the right and option to convert the preferred shares, at any time, into shares of common stock. Each share of Redeemable Preferred Stock would initially convert into one share of common stock. The conversion rate was adjusted for stock splits, combinations, stock dividends and distributions. The Redeemable Preferred Stock had voting rights equal to the number of shares of common stock into which it was convertible. Under certain events, including a public offering of the common stock or approval by a certain percentage of each class of the holders, the Redeemable Preferred Stock would automatically convert into common stock at the applicable conversion rate.

         In addition, the holders of the Redeemable Preferred Stock were entitled to receive preference to the holders of the common stock in the event of liquidation. On June 15, 2001, the Company may have been required, at the option of the holders of a majority of the then outstanding Series C, Series D and Series E Preferred Stock, to redeem 33 1/3% of the outstanding shares of the Series C, Series D and Series E Preferred Stock, and 50% and 100% of all outstanding shares on the first and second anniversaries from June 15, 2001, respectively. In the event of such a mandatory redemption, the holders of the Redeemable Preferred Stock would have received a price equal to the original issue price plus an annual compounded dividend of 8%. Accordingly, to reflect the mandatory redemption feature, the Company recorded accretion on the Redeemable Preferred Stock of $1,884,923, $2,634,482 and $6,604,024 in 1999, 1998 and cumulative for the period from June 15 (inception) to December 31, 1999, respectively.

         In connection with the merger in September 1999, as described in Note 2, all shares of the Redeemable Preferred Stock were converted into common stock.

8.   STOCKHOLDERS' EQUITY (DEFICIENCY)

     MangoSoft, Inc.
         Common stock - At December 31, 1999, the Company had authorized 100,000,000 shares of common stock, $.001 par value per share, of which 19,924,127 were issued and outstanding. Of the total authorized common stock, 3,500,000 shares are reserved for issuance pursuant to the Company's 1999 Incentive Compensation Plan.

         Preferred stock - At December 31, 1999, the Company had authorized 5,000,000 shares of preferred stock, $.001 par value per share, of which no shares were issued and outstanding.

     MangoSoft Corporation
         Convertible Preferred Stock - At December 31, 1998, MangoSoft Corporation had 2,250,000 authorized, issued and outstanding shares of Series A Convertible Preferred Stock, $.01 par value (the "Series A Preferred Stock") with a liquidation preference of $1,500,000; and 750,002 authorized, issued and outstanding shares of Series B Convertible Preferred Stock, $.01 par value (the "Series B Preferred Stock") with a liquidation preference of $2,001,075 (collectively, the "Convertible Preferred Stock").

         Holders of the Convertible Preferred Stock had the right and option to convert the preferred shares, at any time, into shares of common stock. Each share of Convertible Preferred Stock would initially convert into one share of common stock. The conversion rate was adjusted for stock splits, combinations, stock dividends and distributions. The Convertible Preferred Stock had voting rights equal to the number of shares of common stock into which it was convertible, and a preference over the holders of the common stock in the event of liquidation. In the event of a public offering of the common stock or upon written notice of at least 51% of all the then outstanding shares, the Series A Preferred Stock and Series B Preferred Stock would automatically convert into common stock at the applicable conversion rate. The Convertible Preferred Stock had no stated dividend rate. The holders were entitled to receive dividends had dividends been declared on the Company's common stock. The Company has not declared dividends since its inception.

         Common Stock - At December 31, 1998, MangoSoft Corporation had authorized 25,000,000 shares of $.001 par value common stock of which 761,250 shares were issued and outstanding; 2,250,000 shares were reserved for issuance upon conversion of the Series A Preferred Stock; 750,002 shares were reserved for issuance upon conversion of the Series B Preferred Stock; 1,500,000 shares were reserved for issuance upon conversion of the Series C Preferred Stock; 799,751 shares were reserved for issuance upon conversion of the Series D Preferred Stock; 1,450,000 shares were reserved for issuance upon conversion of the Series E Preferred Stock; 180,000 shares were reserved for issuance upon exercise of outstanding common stock warrants; and 2,000,000 shares were reserved for issuance pursuant to the 1995 Stock Plan.

         In connection with the merger in September 1999, as described in Note 2, all shares of MangoSoft Corporation common stock and Convertible Preferred Stock were converted into common stock of MangoSoft,

     Inc. In addition, all outstanding options and warrants to purchase MangoSoft Corporation common stock were terminated and new options to purchase MangoSoft, Inc. common stock were issued in their place.

9.   STOCK OPTION PLAN

         In connection with the merger, Mangosoft Corporation's 1995 Stock Option Plan was terminated and the Company adopted the 1999 Incentive Compensation Plan (the "Plan"). As amended, the Plan provides for the issuance of up to 3,500,000 shares of common stock to employees, officers, directors and consultants in the form of nonqualified and incentive stock options, restricted stock grants or other stock-based awards, including stock appreciation rights. The stock options are exercisable as specified at the date of grant and expire no later than ten years from the date of grant.

         As discussed in Note 3, the Company accounts for stock options granted to employees in accordance with APB No. 25. In connection with the merger, outstanding employee options of MangoSoft Corporation were cancelled and replaced with options to purchase shares of MangoSoft, Inc. The new options were granted at fair market value at the date of grant ($1.25) and contained the same vesting provisions as the options replaced. In addition, the new options include stock appreciation rights ("SARs") that permit the employee to receive the appreciation in shares of common stock in lieu of exercising the option.

         Under APB No.25, SARs are accounted for as a variable plan and compensation expense is measured at each reporting date based on the difference between the exercise price and the market price of the common stock. For unvested options, compensation expense is recognized over the vesting period; for vested options, compensation expense is adjusted up or down at each reporting date based on changes in the market price of the common stock.

         At December 31, 1999, compensation related to the SARs totaled $23,552,721 based on the market price of $9.75 at that date compared to the fair market value at the dates of grant. Because a substantial portion of the options are vested, the charge to expense in the fourth quarter of 1999 was $20,572,378. The balance of $2,980,343 relates to unvested options and will be charged to expense over the vesting period. Based on the number of vested options at December 31, 1999, a $1 increase in the market price of the Company's common stock results in the immediate recognition of compensation expense of approximately $2,200,000.

         In connection with the merger, the Company granted 405,590 options to non-employees. The options were fully vested at the date of grant and the Company recorded an expense of $162,317 related to these grants. The fair value of the stock options awarded to non-employees on the grant date was $.40 per share, calculated using the Black-Scholes option pricing model , with a risk-free interest rate of 6.0%, an expected option life of two years, no dividends and a volatility of 50%.

         The following table sets forth information regarding the outstanding stock options at December 31, 1999:

                                                                                                     Weighted
                                                                                                      Average
                                                                                   Number of         Price of
      Exercise        Number of      Weighted Average     Weighted Average     Shares Currently      Currently
       Prices           Shares        Exercise Price       Remaining Life         Exercisable       Exercisable
       ------           ------        --------------       --------------         -----------       -----------
       $  1.25          3,121,425         $  1.25             10 Years              2,615,633         $  1.25
          3.00             29,003            3.00             10 Years                  7,243            3.00
                        ---------                                                   ---------
                        3,150,428                                                   2,622,876
                        =========                                                   =========

         At December 31, 1999, all of the outstanding options to employees and non-employees contained SARs.

         The following table sets forth the stock option activity for the years ended December 31, 1999 and 1998 (including options granted under the predecessor 1995 Stock Option Plan):

                                                  Weighted
                                                   Average
                                    Number of      Exercise
                                      Shares        Price
                                      ------        -----

Outstanding at January 1, 1998 ...   1,128,561    $   2.50
      Granted ....................   1,300,081        3.55
      Cancelled ..................    (433,905)       3.23
      Exercised ..................          --          --
                                    ----------    --------

Outstanding at December 31, 1998..   1,994,737        3.02
      Granted ....................   3,235,993        1.27
      Cancelled ..................  (2,040,173)       2.98
      Exercised ..................     (40,129)       1.25
                                    ----------    --------

 Outstanding at December 31, 1999.   3,150,428    $   1.27
                                    ==========    ========

 Exercisable at December 31, 1999.   2,622,876    $   1.25
                                    ==========    ========

 Exercisable at December 31, 1998.     379,565    $   1.74
                                    ==========    ========

         Pro Forma Disclosure - As discussed in Note 3, the Company uses the intrinsic value method to measure compensation expense associated with grants of employee stock options. SFAS No. 123 requires the disclosure of pro forma information as if the Company adopted the fair value method for grants or awards made to employees. For purposes of the pro forma disclosures, the fair value of options on their grant date was measured using the Black-Scholes option pricing model with the following weighted average assumptions: an expected life of two years; a risk-free interest rate of 6.0%; no dividends; and a volatility factor of 50%. Forfeitures are recognized as they occur.

         Under SFAS No. 123, the options granted in 1999 and 1998 had a weighted average grant date fair value of $.41 and $1.13, respectively. If the grant date fair values of the awards had been amortized to expense over the vesting period of the awards, the pro forma net loss and net loss per share would have been as follows:

                                         1999              1998
                                         ----              ----

Net loss as reported ..........   $  (33,021,645)   $  (13,073,913)
Pro forma net loss ............      (33,959,725)      (13,393,559)
Net loss per share as reported.            (5.44)          (115.19)
Pro forma net loss per share ..            (5.59)          (117.54)

10.  RETIREMENT SAVINGS PLAN

         The Company has a 401(K) retirement savings plan covering substantially all of its employees. Under provisions of the plan, employees may contribute up to 15% of their compensation within certain limitations. The Company may, at the discretion of the Board of Directors, make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested after five years of continuous service. The Company did not make any contribution in 1999 and 1998.

11. COMMITMENTS AND CONTINGENCIES

         The Company has a noncancelable operating lease for office space, which expires in 2001. The Company also leases various office equipment under cancelable operating leases. Total rent expense was approximately $549,000 and $632,000 for the years ended December 31, 1999 and 1998, respectively. Future minimum rental payments under the noncancelable office space lease are $511,268 in 2000 and $340,845 in 2001.

          The Company has an agreement with one of its directors pursuant to which the director shall receive grants of stock options exercisable at the current market price of the Company's common stock on the date of grant equal to 1% of the voting securities of the Company on a fully-diluted basis. Options granted to this director have been included in the Company's issued and outstanding stock options granted to employees and non-employees. See Note 9.

         The Company has been, and expects to continue to be, subject to legal proceedings and claims that arise in the ordinary course of business. Management currently believes that resolving these matters will not have a material adverse impact on the Company's financial position, results of operations or its cash flows.

12. TRANSACTIONS WITH STOCKHOLDERS

         Demand Notes Payable - As discussed in Note 5, the Company received $2,000,000 of interim financing from two stockholders in 1998 in the form of demand notes with interest at an annual rate of 8%. The demand notes were converted into 12% convertible notes in February 1999. Subsequent thereto, the Company received an additional $2,000,000 in financing from these two stockholders in the form of the 12% convertible notes. In conjunction with the merger in September 1999, the 12% convertible notes were converted into MangoSoft, Inc. common stock. In December 1999, the two stockholders provided an additional $232,500 of interim financing under demand notes with terms similar to those in 1998.

         Other Stockholder Loans - As discussed in Note 5, the Company received $400,000 in interim financing from two additional stockholders in advance of the merger. The loans automatically converted into common stock in conjunction with the merger.

         Repurchase of Common Stock - In connection with the merger in 1999, MangoSoft Corporation agreed to repurchase 200,000 shares of common stock from one of its former executives for $100,000.

         Administrative Services - During 1999 and 1998, a stockholder provided administrative assistance to the Company. Amounts expensed and accrued for such services were $64,888 in 1999 and $647,795 in 1998, which are reflected as accrued liabilities in the accompanying Consolidated Balance Sheets.

13. GEOGRAPHIC SALES INFORMATION AND MAJOR CUSTOMERS

         The Company's sales in Japan and North America were 67% and 33% in 1999, respectively, and 85% and 15% in 1998, respectively. One customer accounted for 67% of the 1999 sales and another customer accounted for 85% of the 1998 sales.

14. SUBSEQUENT EVENTS

         Common and Series A Convertible Preferred Stock

         Subsequent to December 31, 1999 , the Company completed the sale of 2.5 million shares of a new issuance of Convertible Preferred Stock, Series A, (the "Preferred Stock") to accredited investors at $4.00 per share. The Preferred Stock is convertible into common stock (initially at a ratio of one to one) and has a liquidation preference of $10 million. The Preferred Stock will automatically convert to common stock upon the subsequent sale of an additional $10 million of the Company's securities.

         In accordance with Emerging Issues Task Force Abstract No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the proceeds from the Series A financing will be allocated between the conversion feature and the preferred stock; because the fair value of the common stock was significantly in excess of the conversion price implicit in the Series A stock, the entire amount of net proceeds will be allocated to the conversion feature. Because the preferred stock is immediately convertible into common stock, an immediate dividend or accretion will be recorded from common stockholders' equity to the carrying value of the Series A preferred stock.

         Subsequent to December 31, 1999, the Company sold 4.0 million shares of common stock to accredited investors at $5.00 per share. Upon completion of the sale of common stock, the Preferred Stock will automatically convert, in accordance with its terms, into 2.5 million shares of common stock. The $29.4 million in proceeds from the sale of the common stock and Preferred Stock will be used for research and development, marketing and general working capital or such other purposes as the Company may determine from time to time in its discretion.

     STOCK OPTION PLAN

         On May 19, 2000, the Company's stockholders approved the Company's 1999 Incentive Compensation Plan, as amended and restated, including increasing the number of shares available to grant under the Plan from 3,500,000 to 8,000,000 shares.
                                     *******

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                                CUMULATIVE FROM
                                                           THREE MONTHS ENDED MARCH 31,          JUNE 15, 1995
                                                           ----------------------------          (INCEPTION) TO
                                                            2000                 1999            MARCH 31, 2000
                                                           ------               ------          ----------------
Revenues............................................     $    1,335           $      --            $  283,948
Cost of revenues....................................             --                 275                91,892
                                                      --------------       -------------        --------------
          Gross margin..............................          1,335                (275)              192,056

Costs and expenses:

  Research and development (excluding stock-based
    compensation of $11,119,266 in 2000 and
    $21,205,188 cumulative from June 15, 1995
    (Inception) to March 31, 2000...................      1,141,781           1,177,272            24,127,252

  Selling and marketing (excluding stock-based
    compensation of $1,480,859 in 2000 and
    $2,784,192 cumulative from June 15, 1995
    (Inception) to March 31, 2000...................        271,933              18,004             9,784,637

  General and administrative (excluding stock-
    based compensation of $9,565,884 in 2000 and
    $18,911,324 cumulative from June 15, 1995
    (Inception) to March 31, 2000...................        666,670             611,028            11,231,631

  Stock-based compensation..........................     22,166,009                  --            42,900,704
  Consulting fees to related parties................             --               7,582               712,683
                                                      --------------       -------------        --------------
          Total operating costs and expenses........     24,246,393           1,813,886            88,756,907
                                                      --------------       -------------        --------------
Loss from operations................................    (24,245,058)         (1,814,161)          (88,564,851)
Interest income.....................................         13,225               2,749               591,843
Interest expense to related parties (including
    $3,027,375 related to a beneficial conversion
    feature in cumulative from June 15,  1995
    (Inception) to March 31, 2000)..................         (9,783)            (68,391)           (3,295,377)
Other interest expense (including $1,832,625
    related to a beneficial conversion feature in
    cumulative from June 15, 1995 (Inception)
    to March 31, 2000)..............................             --             (17,700)           (2,012,296)
                                                      --------------       -------------        --------------
          Total interest expense....................         (9,783)            (86,091)           (5,307,673)
Other income (expense), net.........................         (1,467)                781               (74,214)
                                                      --------------       -------------        --------------
Net loss............................................    (24,243,083)         (1,896,722)          (93,354,895)
Accretion of preferred stock........................     (9,627,147)           (706,846)          (16,231,171)
                                                      --------------       -------------        --------------
Net loss applicable to common stockholders..........  $ (33,870,230)       $ (2,603,568)        $(109,586,066)
                                                      ==============       =============        ==============
Net loss per common share - basic and diluted         $       (1.68)       $     (19.01)
                                                      ==============       =============
Shares used in computing basic and diluted
   net loss per common share........................    20,130,349              136,949
                                                      ==============       =============


            See Notes to Condensed Consolidated Financial Statements.

                                      MANGOSOFT, INC. AND SUBSIDIARY
                                      (A DEVELOPMENT STAGE COMPANY)

                                  CONDENSED CONSOLIDATED BALANCE SHEETS
                                               (UNAUDITED)


                                                                  MARCH 31, 2000        DECEMBER 31, 1999
                                                                  --------------        -----------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents...............................     $  14,491,646             $      29,959
     Accounts receivable.....................................               270                      --
     Prepaid insurance.......................................            93,754                   120,968
       Other prepaid expenses and current assets.............            12,948                     7,187
                                                                  --------------            -------------
          Total current assets...............................        14,598,618                   158,114

PROPERTY AND EQUIPMENT, at cost..............................         2,251,713                 2,078,631
Accumulated depreciation.....................................        (1,989,846)               (1,930,742)
                                                                  --------------            -------------
        Property and equipment, net..........................           261,867                   147,889

DEPOSITS AND OTHER ASSETS....................................             5,943                     5,943
                                                                  --------------            -------------
     TOTAL...................................................     $  14,866,428             $     311,946
                                                                  ==============            =============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
     Demand notes payable to related parties.................     $         --              $     232,500
     Other short-term debt...................................            55,704                    92,904
     Accounts payable, including past due amounts............         1,710,079                 1,558,988
     Accrued payroll.........................................           176,293                   192,191
     Other accrued expenses..................................            57,273                   414,734
     Accrued expenses to related parties.....................               --                    712,683
     Accrued merger costs....................................               --                     77,893
                                                                  --------------            -------------
          Total current liabilities..........................         1,999,349                 3,281,893

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY):
     Convertible preferred stock, Series A...................             2,500                      --
     Common stock............................................            21,559                    19,924
     Additional paid-in capital..............................       113,443,856                72,185,728
     Deferred compensation...................................        (4,162,497)               (2,980,343)
     Deficit accumulated during the development stage..             (96,438,339)              (72,195,256)
                                                                  --------------            -------------
          Total stockholders' equity  (deficiency)...........        12,867,079                (2,969,947)
                                                                  --------------            -------------
     TOTAL...................................................      $ 14,866,428                $  311,946
                                                                  ==============            =============



            See Notes to Condensed Consolidated Financial Statements.

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                                                  CUMULATIVE FROM
                                                                                 THREE MONTHS ENDED MARCH 31,      JUNE 15, 1995
                                                                                 ----------------------------      (INCEPTION) TO
                                                                                     2000            1999          MARCH 31, 2000
                                                                                    ------          ------        ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.......................................................................  $ (24,243,083)  $ (1,896,722)     $(93,354,895)

Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization..............................................         59,104         26,128         2,110,670
    Stock-based compensation...................................................     22,166,009           --          42,900,704
    Beneficial conversion feature of 12% convertible notes.....................           --             --           4,860,000
    Accrued interest converted into paid-in capital in connection
        with  the conversion of the 12% convertible notes......................           --             --             377,409
    Loss on disposal of equipment..............................................           --             --              71,942
    Change in assets and liabilities:
        Accounts receivable ...................................................           (270)         9,458              (270)
        Inventory..............................................................           --              275              --
        Prepaid insurance and other current assets.............................         21,453        (17,845)           29,386
        Deposits and other assets..............................................           --             --              (5,943)
        Accounts payable.......................................................        151,091         (5,552)        1,710,079
        Accrued payroll........................................................        (15,898)       (14,419)          176,293
        Other accrued expenses.................................................       (357,461)       275,665            57,289
        Accrued expenses to related parties....................................       (712,683)         7,582              --
        Deferred revenue.......................................................           --          (19,160)             --
                                                                                   ------------     ----------      ------------
               Total adjustments...............................................     21,311,345        262,132        52,287,559
                                                                                   ------------     ----------      ------------
               Net cash used in operating activities...........................     (2,931,738)    (1,634,590)      (41,067,336)

CASH FLOWS FROM INVESTING ACTIVITIES:

    Expenditures for property and equipment....................................       (173,082)           --         (2,457,228)
    Payment of merger costs....................................................        (77,893)           --           (276,173)
    Proceeds from sale of fixed assets.........................................           --              --             12,749
                                                                                   ------------     ----------      ------------
            Net cash used in investing activities..............................       (250,975)           --         (2,720,652)
                                                                                   ------------     ----------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds from issuance of common and preferred stock...................     17,914,100            --         52,460,018
    Proceeds from issuance of notes to related parties.........................           --          250,000         4,232,500
    Repayments of notes to related parties.....................................       (232,500)           --           (232,500)
    Proceeds from other debt financings........................................           --        2,000,000         2,750,000
    Repayments of other debt financings........................................        (37,200)      (750,000)         (830,384)
    Purchase of common stock from related party................................           --              --           (100,000)
                                                                                   ------------     ----------      ------------
               Net cash provided from financing activities.....................     17,644,400      1,500,000        58,279,634
                                                                                   ------------     ----------      ------------

NET INCREASE (DECREASE)  IN CASH AND EQUIVALENTS...............................     14,461,687       (134,590)       14,491,646

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.................................         29,959        232,637              --
                                                                                   ------------     ----------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................................    $ 14,491,646     $  98,047       $ 14,491,646
                                                                                   ============     ==========      ============


            See Notes to Condensed Consolidated Financial Statements.

                         MANGOSOFT, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.   NATURE OF BUSINESS

         MangoSoft, Inc. and subsidiary (a development stage company) ("the Company") develops advanced software technology to simplify, expand and integrate networking and pooled use of computer resources. The Company organizes itself as one segment reporting to the chief operating decision-maker.

          The Company is considered to be a development stage company since it has not generated significant revenues from products that have been developed-to-date. The Company is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependencies on key individuals, competition from other substitute products and larger companies, the successful development and marketing of its products and the need to obtain adequate additional financing necessary to fund future operations.

         The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the three months ended March 31, 2000 and 1999, and cumulative for the period from June 15, 1995 (inception) to March 31, 2000, the Company incurred net losses of $24,243,083, $1,896,722 and $93,354,895, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Based upon the raising of approximately $31.2 million in proceeds from the sale of common stock and Convertible Preferred Stock, Series A, subsequent to December 31, 1999 (see Note 3), management believes that the Company will have sufficient capital to fund its existing operations for the next twelve (12) months.

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing and ultimately to attain profitability.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The Company, without audit, has prepared the accompanying condensed consolidated financial statements. In the opinion of management, these unaudited interim condensed consolidated financial statements furnished herein reflect all adjustments, which in the opinion of management are of a normal recurring nature, necessary to fairly state MangoSoft, Inc. and subsidiary's financial position, cash flows and the results of operations for the periods presented and have been prepared on a basis substantially consistent with the audited financial statements at December 31,1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles for annual periods have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's
     Form 10-KSB for the year ended December 31, 1999.

         The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year.

         Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after the elimination of all significant intercompany balances.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Actual results could differ from those estimates.

         Fair Value of Financial Instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable and short-term debt are carried at cost which approximates their fair value because of the short-term maturity of these financial instruments.

         Cash and Equivalents - Cash and equivalents include cash on hand, cash deposited with banks and highly liquid debt securities with remaining maturities of ninety days or less when purchased.

         Inventory - Inventory is stated at lower of cost or market using the first-in, first-out method. Inventory consists of costs associated with printing and packaging of software.

         Property and Equipment - Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (one to five years) of the related assets. The Company periodically evaluates the recoverability of its long-lived assets based on the expected undiscounted cash flows and recognizes impairments, if any, based on the discounted cash flows.

         Revenue Recognition - Revenue is recognized when earned. The Company sells its products primarily through distributors wherein the revenue is recognized upon resale of the products by the distributor. Revenue from products licensed to original equipment manufacturers ("OEMs") is recognized when OEMs ship the licensed products. Provisions are recorded for estimated product returns and allowances.

         Software Development Costs - Costs incurred prior to technological feasibility of the Company's software products are expensed as research and development costs. Certain costs incurred after technological feasibility has been established are capitalized. In 2000 and 1999, no such costs were capitalized.

         Stock-Based Compensation - The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" , and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

         Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued To Other Than Employees For Acquiring, or in Conjunction with Selling, Goods or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

         Income Taxes - The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates presently in effect. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

         Net Loss Per Common Share - Basic earnings per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period.

         Basic and diluted loss per common share are the same for all periods presented, as potentially dilutive stock options of 3,368,428 in 2000 and 1,994,737 in 1999 have not been included in the calculation as their effect is antidilutive.

         Comprehensive Income - Comprehensive income (loss) is equal to net income (loss) for the three months ended March 31, 2000 and 1999.

         Future Adoption of Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for periods beginning after June 15, 2000. The Company is currently evaluating the effect, if any, SFAS No. 133 will have on the Company's financial position and results of operations. The Company will adopt this accounting standard on January 1, 2001, as required.

         Reclassifications - Certain reclassifications have been made to the 1999 and cumulative since inception amounts to conform to the 2000 presentation.

         Supplemental Cash Flow Information - The following table sets forth certain supplemental cash flow information for the three months ended March 31, 2000 and 1999, and cumulative for the period from June 15, 1995 (inception) to March 31, 2000:

                                                                                             Three Months Ended
                                                                                                 March 31,              Cumulative
                                                                                            --------------------          Since
                                                                                              2000        1999          Inception
                                                                                              ----        ----          ---------
         Supplemental Cash Flow Information
           Cash paid during the period for interest.....................................  $    9,783    $ 11,102       $    97,710

          Non Cash Financing Activities
            Accretion of preferred stock and warrants...................................   9,627,147     706,846        16,231,171
            Fair value of warrants issued in connection with the sale of the
               convertible preferred stock, Series A....................................     711,229        --             711,229
            Issuance costs of the convertible preferred stock, Series A.................     235,900        --             235,900
            Conversion of accounts payable into common stock............................     100,000                       190,000

3.   STOCKHOLDERS' EQUITY (DEFICIENCY)

         During February and March 2000, the Company sold 2.5 million shares of a new issuance of Convertible Preferred Stock, Series A, (the "Preferred Stock") to accredited investors at $4.00 per share. The Preferred Stock was convertible into common stock (initially at a ratio of one to one) and had a liquidation preference of $10 million. The Preferred Stock would automatically convert to common stock upon the subsequent sale of an additional $10 million of the Company's securities.

         In accordance with Emerging Issues Task Force Abstract No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the net proceeds from the Series A financing were allocated between the conversion feature and the preferred stock; because the fair value of the common stock was significantly in excess of the conversion price implicit in the Series A stock, the net proceeds was allocated to the conversion feature. Since the Preferred Stock was immediately convertible into common stock, an immediate dividend or accretion of $9,050,371 was recorded from common stockholders' equity to the carrying value of the Preferred Stock.

         In March 2000, the Company sold approximately 4.2 million shares of common stock to accredited investors at $5.00 per share. Upon completion of the sale of common stock, the Preferred Stock automatically converted, in accordance with its terms, into 2.5 million shares of common stock.

         The Company received $18.1 million from the sale of the common and Preferred Stock during the three months ended March 31, 2000 and $12.9 million in April 2000. In May 2000, the Company received $210,000 from the sale of an additional 52,500 shares of common stock at $4.00 per share. The $31.2 million in proceeds will be used for research and development, marketing and general working capital or such other purposes as the Company may determine from time to time in its discretion.

         Costs incurred in connection with the sale of the Preferred Stock were $947,129, including $711,229 representing the fair value of warrants issued to the placement agent to purchase 58,975 shares of the Preferred Stock at $4 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model, with a risk-free interest rate of 6%, an expected life of two years, no dividends and a volatility of 150%. Because the Preferred Stock was immediately convertible into common stock, an immediate dividend or accretion of $576,776, representing the difference between the quoted market price of the common stock and the exercise price of the warrants was recorded from common stockholders equity relating to the warrants.

4.   STOCK-BASED COMPENSATION

         As discussed in Note 2, the Company accounts for stock options granted to employees in accordance with APB No. 25. Under APB No. 25, stock options which include stock appreciation rights ("SARs") are accounted for as a variable plan and compensation expense is measured at each reporting date based on the difference between the option exercise price and the market price of the common stock. For unvested options, compensation expense is recognized over the vesting period; for vested options, compensation expense is adjusted up or down at each reporting date based on changes in the market price of the common stock.

         During the three months ended March 31, 2000, compensation related to the SARs totaled $23,075,810 based on the market price of $18.00 at that date compared to the fair market value at the dates of grant. Because a substantial portion of the options are vested, the charge to expense in the first quarter of 2000 was $22,166,009. The balance relates to unvested options and will be charged to expense over the vesting period. Based on the number of vested options at March 31, 2000, a $1 increase in the market price of the Company's common stock results in the immediate recognition of compensation expense of approximately $2,500,000.

5.   TRANSACTIONS WITH STOCKHOLDERS

         Demand Notes Payable - In March 2000, the Company repaid the $232,500 in demand notes payable to related parties, plus the related interest expense of $9,783 during the quarter.

         Administrative Services - During the three months ended March 31, 1999, a stockholder provided administrative assistance to the Company. Amounts expensed and accrued for such services in the three months ended March 31, 1999 were $7,582 in 1999 . No administrative services were provided in 2000.

         In March 2000, the Company repaid $712,683 in accrued expenses to related parties for administrative services provided to the Company during 1998 and 1999.

                                    ********

                                    PART III

ITEMS 1 AND 2. EXHIBITS.

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT

    2.1 Agreement and Plan of Merger by and among First American Clock Co., MangoSoft Corporation and MangoMerger Corp., dated as of August 27, 1999. (1)

    3.1                  Articles of Incorporation, as amended.

    3.2                  By-Laws.

    10 Lease of Westborough Office Park, Building Five, dated November 10, 1995. (2)

   11.1 Statement Regarding Computation of Net Loss Per Common Share for the fiscal years ended December 31, 1999 and 1998.

   11.2                  Statement Regarding Computation of Net Loss Per
                         Common Share for the three months ended March 31, 2000 and 1999.

     16                  Letter on Change in Certifying Accountant.  (3)

   20.1 Merger Consent Solicitation and Information Statement, dated August 2, 1999. (2)

   20.2 Supplement to Merger Consent Solicitation and Information Statement, dated August 26, 1999. (2)

   20.3 Supplement to Merger Consent Solicitation and Information Statement, dated September 1, 1999. (2)

     21                  Subsidiary of the Registrant.

   27.1                  Financial Data Schedule for the fiscal year ended
                         December 31, 1999.

  27.2                  Financial Data Schedule for the fiscal year ended
                        December 31, 1998.

  27.3                  Financial Data Schedule for the three months ended
                        March 31, 2000.

  27.4                  Financial Data Schedule for the three months ended
                        December 31, 1999.

  99.1 1999 Incentive Compensation Plan, as amended and restated as of May 1, 2000.

  99.2 Form of Subscription Agreement for purchase of Common Stock, dated as of March 20, 2000.

  99.3 Manufacturer's Representative Agreement, dated July 5, 2000, between the Company and Marketlink Technologies, LLC.

  99.4 Value Added Reseller Agreement, dated July 14, 2000, between the Company and 3Com Corporation.

--------------------------
(1) Filed as an exhibit the Company's Current Report on Form 8-K for an event dated September 7, 1999 and hereby incorporated by reference thereto.

(2) Filed as an exhibit to the Company's Quarterly Report filed November 19, 1999 for the quarter ended September 30, 1999 and hereby incorporated by reference thereto.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K/A for an event dated January 11, 2000 and hereby incorporated by reference thereto.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                                     MANGOSOFT, INC.



                                     /s/ Dale Vincent
                                    -----------------------------------
                                         Dale Vincent
                                         President and Chief Executive Officer

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER

    2.1 Agreement and Plan of Merger by and among First American Clock Co., MangoSoft Corporation and MangoMerger Corp., dated as of August 27, 1999. (1)

    3.1                  Articles of Incorporation, as amended.

    3.2                  By-Laws.

    10 Lease of Westborough Office Park, Building Five, dated November 10, 1995. (2)

   11.1 Statement Regarding Computation of Net Loss Per Common Share for the fiscal years ended December 31, 1999 and 1998.

   11.2                  Statement Regarding Computation of Net Loss Per
                         Common Share for the three months ended March 31, 2000 and 1999.

    16                   Letter on Change in Certifying Accountant.  (3)

   20.1 Merger Consent Solicitation and Information Statement, dated August 2, 1999. (2)

   20.2 Supplement to Merger Consent Solicitation and Information Statement, dated August 26, 1999. (2)

   20.3 Supplement to Merger Consent Solicitation and Information Statement, dated September 1, 1999. (2)

    21                   Subsidiary of the Registrant.

   27.1                  Financial Data Schedule for the fiscal year ended
                         December 31, 1999.

   27.2                  Financial Data Schedule for the fiscal year ended
                         December 31, 1998.

   27.3                  Financial Data Schedule for the three months ended
                         March 31, 2000.

   27.4                  Financial Data Schedule for the three months ended
                         December 31, 1999.

   99.1 1999 Incentive Compensation Plan, as amended and restated as of May 1, 2000.

   99.2 Form of Subscription Agreement for purchase of Common Stock, dated as of March 20, 2000.

   99.3 Manufacturer's Representative Agreement, dated July 5, 2000, between the Company and Marketlink Technologies, LLC.

   99.4 Value Added Reseller Agreement, dated July 14, 2000, between the Company and 3Com Corporation.

----------------
(1) Filed as an exhibit the Company's Current Report on Form 8-K for an event dated September 7, 1999 and hereby incorporated by reference thereto.

(2) Filed as an exhibit to the Company's Quarterly Report filed November 19, 1999 for the quarter ended September 30, 1999 and hereby incorporated by reference thereto.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K/A for an event dated January 11, 2000 and hereby incorporated by reference thereto.